SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
1/1/2013 to 6/30/2013	8
1/1/2012 to 6/30/2012	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet - Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
1/1/2013 to 6/30/2013	17
1/1/2012 to 6/30/2012	18
Statement of Value Added	19
Comments on the Company’s Consolidated Performance	20
Notes to the Financial Statements	32
Reports and Statements
Unqualified Independent Auditors’ Review Report	78

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 6/30/2013
Paid-in Capital
Common	1,457,970,108
Preferred	0
Total	1,457,970,108
Treasury Shares
Common	0
Preferred	0
Total	0

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Parent Company Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 6/30/2013	YTD Previous Year 12/31/2012
1	Total assets	47,499,050	46,925,534
1.01	Current assets	7,164,657	8,386,446
1.01.01	Cash and cash equivalents	2,093,809	2,995,757
1.01.03	Trade receivables	1,951,403	2,032,431
1.01.04	Inventories	2,605,735	2,704,302
1.01.08	Other current assets	513,710	653,956
1.02	Non-current assets	40,334,393	38,539,088
1.02.01	Long-term receivables	4,456,867	3,526,732
1.02.01.06	Deferred taxes	2,580,936	1,869,775
1.02.01.09	Other non-current assets	1,875,931	1,656,957
1.02.02	Investments	23,834,038	23,356,506
1.02.03	Property, plant and equipment	12,017,632	11,636,182
1.02.04	Intangible assets	25,856	19,668

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Parent Company Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 6/30/2013	YTD Previous Year 12/31/2012
2	Total liabilities and shareholders' equity	47,499,050	46,925,534
2.01	Current liabilities	6,884,745	5,700,760
2.01.01	Payroll and related taxes	149,882	130,014
2.01.02	Trade payables	1,156,494	1,193,726
2.01.03	Taxes payable	101,146	118,365
2.01.04	Borrowings and financing	3,823,864	2,621,503
2.01.05	Other payables	1,395,433	1,383,179
2.01.06	Provisions	257,926	253,973
2.01.06.01	Provision for tax, social security, labor and civil risks	257,926	253,973
2.02	Non-current liabilities	32,606,039	32,607,877
2.02.01	Borrowings and financing	21,090,292	21,518,489
2.02.02	Other payables	9,024,064	8,927,096
2.02.04	Provisions	2,491,683	2,162,292
2.02.04.01	Provision for tax, social security, labor and civil risks	396,826	344,951
2.02.04.02	Other provisions	2,094,857	1,817,341
2.02.04.02.03	Provision for environmental liabilities and asset decommissioning	412,159	400,487
2.02.04.02.04	Employee benefits	565,556	565,556
2.02.04.02.05	Provision for losses on investments	1,117,142	851,298
2.03	Shareholders’ equity	8,008,266	8,616,897
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	3,130,543	3,690,543
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.02	Statutory reserve	2,794,353	2,794,353
2.03.04.08	Additional dividends and interest on capital proposed	-	560,000
2.03.05	Retained earnings/accumulated losses	521,795	-
2.03.08	Other comprehensive income	(184,102)	386,324

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Parent Company Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 4/1/2013 to 6/30/2013	YTD Current Year 1/1/2013 to 6/30/2013	Same Quarter of Previous Year 4/1/2012 to 6/30/2012	YTD Previous Year 1/1/2012 to 6/30/2012
3.01	Net revenue from sales and/or services	3,288,085	6,141,300	2,556,448	4,965,904
3.02	Cost of sales and/or services	(2,416,470)	(4,621,746)	(1,944,371)	(3,831,525)
3.03	Gross profit	871,615	1,519,554	612,077	1,134,379
3.04	Operating expenses/income	695,221	322,343	(1,284,355)	(1,310,015)
3.04.01	Selling expenses	(130,157)	(239,424)	(79,093)	(147,297)
3.04.02	General and administrative expenses	(87,064)	(163,193)	(90,182)	(167,533)
3.04.04	Other operating income	1,691	5,209	43,245	71,174
3.04.05	Other operating expenses	(144,158)	(222,685)	(1,477,880)	(1,573,480)
3.04.06	Share of profits (losses) of investees	1,054,909	942,436	319,555	507,121
3.05	Profit (loss) before finance income (costs) and taxes	1,566,836	1,841,897	(672,278)	(175,636)
3.06	Finance income (costs)	(1,314,739)	(1,779,978)	(1,174,465)	(1,675,694)
3.06.01	Finance income	45,587	70,620	76,409	123,196
3.06.02	Finance costs	(1,360,326)	(1,850,598)	(1,250,874)	(1,798,890)
3.06.02.01	Net exchange gains (losses) on financial instruments	(705,470)	(589,257)	(532,715)	(356,069)
3.06.02.02	Finance costs	(654,856)	(1,261,341)	(718,159)	(1,442,821)
3.07	Profit (loss) before taxes on income	252,097	61,919	(1,846,743)	(1,851,330)
3.08	Income tax and social contribution	242,372	459,876	814,383	929,664
3.09	Profit (loss) from continuing operations	494,469	521,795	(1,032,360)	(921,666)
3.11	Profit (loss) for the period	494,469	521,795	(1,032,360)	(921,666)
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.33915	0.35789	(0.70808)	(0.63216)
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.00000	0.00000	(0.70808)	(0.63216)

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Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 4/1/2013 to 6/30/2013	YTD Current Year 1/1/2013 to 6/30/2013	Same Quarter of Previous Year 4/1/2012 to 6/30/2012	YTD Previous Year 1/1/2012 to 6/30/2012
4.01	Profit (loss) for the period	494,469	521,795	(1,032,360)	(921,666)
4.02	Other comprehensive income	(272,443)	(570,426)	670,653	900,840
4.02.01	Cumulative translation adjustments for the period	124,287	81,048	163,423	133,401
4.02.03	Available-for-sale assets, net of taxes	(396,730)	(651,474)	507,230	767,439
4.03	Comprehensive income for the period	222,026	(48,631)	(361,707)	(20,826)

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 01/01/2013 to 6/30/2013	YTD Previous Year 01/01/2012 to 6/30/2012
6.01	Net cash generated by (used in) operating activities	567,033	1,492,938
6.01.01	Cash generated from operations	1,481,247	1,207,145
6.01.01.01	Profit for the period	521,795	-921,666
6.01.01.02	Accrued charges on borrowings and financing	1,172,598	1,269,671
6.01.01.03	Accrued charges on borrowings and financing (granted)	-18,885	0
6.01.01.04	Depreciation/ depletion / amortization	466,832	449,223
6.01.01.05	Share of profits of investees	-942,436	-507,121
6.01.01.06	Deferred income tax and social contribution	-459,876	-929,664
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	65,165	116,427
6.01.01.09	Inflation adjustment and exchange differences, net	694,589	356,069
6.01.01.10	Gain on derivative transactions	2,294	5,907
6.01.01.11	Residual value of writen-off long-lived assets	7,262	0
6.01.01.13	Impairment of available-for-sale security	3,369	1,245,024
6.01.01.14	Other provisions	-31,460	73,275
6.01.02	Changes in assets and liabilities	-884,214	285,793
6.01.02.01	Trade receivables - third parties	-78,773	141,721
6.01.02.02	Receivables from related parties	-88,274	1,303,157
6.01.02.03	Inventories	19,331	16,198
6.01.02.04	Receivables from related parties	-13	145,121
6.01.02.05	Recoverable taxes	-423	-15,728
6.01.02.06	Judicial deposits	1,125	-15,308
6.01.02.07	Dividends received from subsidiaries	262,807	15,728
6.01.02.10	Trade payables	-49,798	104,783
6.01.02.11	Payroll and related taxes	19,868	-51,467
6.01.02.12	Taxes	-55,918	-72,856
6.01.02.13	Taxes in installments - REFIS	-52,118	-192,775
6.01.02.14	Payables to related parties	-1,692	618
6.01.02.15	Tax, social security, labor, civil and environmental liabilities	16,424	-6,514
6.01.02.16	Interest paid	-863,981	-1,077,697
6.01.02.17	Interest received	2,420	0
6.01.02.18	Interest on swap paid	-2,466	-6,764
6.01.02.19	Other liabilities	-12,733	-2,424
6.02	Net cash used in investing activities	-965,049	597,875
6.02.01	Investments/advances for future capital increase	-67,370	-531,768
6.02.02	Purchase of property, plant and equipment	-624,309	-725,615
6.02.04	Capital reduction in subsidiary	0	1,855,258
6.02.06	Receipt/payment in derivative transactions	-127	0
6.02.07	Purchase of intangible assets	-11	0
6.02.08	Related parties loans	-293,307	0
6.02.09	Receipt of intercompany loans	20,075	0
6.03	Net cash generated by (used in) financing activities	-556,347	-1,597,488
6.03.01	Borrowings and financing raised - third parties	553,071	1,065,128
6.03.03	Amortization of borrowings - third parties	-418,455	-1,218,247
6.03.04	Amortization of related parties borrowings	0	-244,701
6.03.05	Dividends and interest on capital paid	-690,963	-1,199,668

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 01/01/2013 to 6/30/2013	YTD Previous Year 01/01/2012 to 6/30/2012
6.04	Exchange differences on translating cash and cash equivalents	22,415	0
6.05	Decrease in cash and equivalents	-901,948	493,325
6.05.01	Cash and cash equivalents at the beginning of the period	2,995,757	2,073,244
6.05.02	Cash and cash equivalents at the end of the period	2,093,809	2,566,569

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2013 to 6/30/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	4,540,000	30	3,690,543		386,324	8,616,897
5.03	Adjusted opening balances	4,540,000	30	3,690,543		386,324	8,616,897
5.04	Capital transactions with shareholders			-560,000			-560,000
5.04.08	Approval of prior year's proposed dividends			-560,000			-560,000
5.05	Total comprehensive income				521,795	-570,426	-48,631
5.05.01	Profit for the period				521,795		521,795
5.05.02	Other comprehensive income					-570,426	-570,426
5.05.02.04	Cumulative translation adjustments for the period					81,048	81,048
5.05.02.09	Available-for-sale financial assets, net of taxes					-651,474	-651,474
5.07	Closing balances	4,540,000	30	3,130,543	521,795	-184,102	8,008,266

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2012 to 6/30/2012
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821
5.03	Adjusted opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821
5.04	Capital transactions with shareholders	2,859,053		-3,132,545	-237,978		-511,470
5.04.01	Capital increases	2,859,053		-2,859,053
5.04.07	Interest on capital				-237,978		-237,978
5.04.08	Approval of prior year's proposed dividends			-273,492			-273,492
5.05	Total comprehensive income				-921,666	900,840	-20,826
5.05.01	Profit for the period				-921,666		-921,666
5.05.02	Other comprehensive income					900,840	900,840
5.05.02.04	Cumulative translation adjustments for the period					133,401	133,401
5.05.02.09	Available-for-sale financial assets, net of taxes					767,439	767,439
5.07	Closing balances	4,540,000	30	4,539,075	-1,159,644	-465,936	7,453,525

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Parent Company Statements / Statement of Value Added
(R$ thousand)

Code	Description	YTD Current year 1/1/2013 to 6/30/2013	YTD Previous year 1/1/2012 to 6/30/2012
7.01	Revenues	7,628,632	6,219,627
7.01.01	Sales of products and services	7,582,244	6,195,677
7.01.02	Other revenues/(expenses)	45,242	17,753
7.01.04	Allowance for doubtful debts	1,146	6,197
7.02	Raw materials acquired from third parties	-5.077,446	-5,592,305
7.02.01	Costs of sales and services	-4,465,891	-3,770,290
7.02.02	Materials, eletric power, outside services and other	-622,976	-560,348
7.02.03	Impairment of assets	11,421	-1,261,667
7.03	Gross value added	2,551,186	627,322
7.04	Retentions	-466,832	-449,223
7.04.01	Depreciation, amortization and depletion	-466,832	-449,223
7.05	Wealth created	2,084,354	178,099
7.06	Value added received as transfer	1,183,374	913,385
7.06.01	Share of profits of subsidiaries	942,436	507,121
7.06.02	Finance income/exchange gains	70,620	123,196
7.06.03	Other	170,318	283,068
7.07	Wealth for distribution	3,267,728	1,091,484
7.08	Wealth distributed	3,267,728	1,091,484
7.08.01	Personnel	526,830	307,780
7.08.01.01	Salaries and wages	402,657	237,791
7.08.01.02	Benefits	93,188	47,872
7.08.01.03	Severance pay fund (FGTS)	30,985	22,117
7.08.02	Taxes, Fees and Contributions	193,531	-378,728
7.08.02.01	Federal	102,250	-473,371
7.08.02.02	State	80,168	77,723
7.08.02.03	Municipal	11,113	16,920
7.08.03	Lenders and lessors	2,025,572	2,084,098
7.08.03.01	Interest	1,260,840	1,442,405
7.08.03.02	Leases	5,297	2,261
7.08.03.03	Other	759,435	639,432
7.08.04	Shareholders	521,795	-921,666
7.08.04.01	Interest on capital	0	237,978
7.08.04.03	(Accumulated losses)/Retained earningsfor the year	521,795	-1,159,644

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 6/30/2013	YTD Previous Year 12/31/2012
1	Total assets	54,216,745	53,283,269
1.01	Current assets	18,788,336	19,098,586
1.01.01	Cash and cash equivalents	12,272,870	11,891,821
1.01.03	Trade receivables	2,467,511	2,661,417
1.01.04	Inventories	3,321,737	3,393,193
1.01.08	Other current assets	726,218	1,152,155
1.02	Non-current assets	35,428,409	34,184,683
1.02.01	Long-term receivables	4,785,733	3,920,971
1.02.01.02	Investments measured at amortized cost	145,785	116,753
1.02.01.06	Deferred taxes	2,977,273	2,177,079
1.02.01.09	Other non-current assets	1,662,675	1,627,139
1.02.02	Investments	10,362,962	10,839,787
1.02.03	Property, plant and equipment	19,352,531	18,519,064
1.02.04	Intangible assets	927,183	904,861

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Consolidated Financial Statements / Balance Sheet - Liabilities
(R$ thousand)

Code	Description	Current Quarter 6/30/2013	YTD Previous Year 12/31/2012
2	Total liabilities and shareholders' equity	54,216,745	53,283,269
2.01	Current liabilities	6,720,191	6,550,899
2.01.01	Payroll and related taxes	204,729	184,963
2.01.02	Trade payables	1,704,287	2,025,461
2.01.03	Taxes payable	254,382	272,766
2.01.04	Borrowings and financing	2,934,549	2,169,122
2.01.05	Other payables	1,302,118	1,582,040
2.01.06	Provisions	320,126	316,547
2.01.06.01	Provision for tax, social security, labor and civil risks	320,126	316,547
2.02	Non-current liabilities	39,093,933	37,724,857
2.02.01	Borrowings and financing	28,241,141	27,135,582
2.02.02	Other payables	9,190,052	9,009,049
2.02.03	Deferred taxes	242,434	238,241
2.02.04	Provisions	1,420,306	1,341,985
2.02.04.01	Provision for tax, social security, labor and civil risks	438,086	371,697
2.02.04.02	Other provisions	982,220	970,288
2.02.04.02.03	Provision for environmental liabilities and asset decommissioning	416,629	404,697
2.02.04.02.04	Employee benefits	565,591	565,591
2.03	Shareholders’ equity	8,402,621	9,007,513
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	3,130,543	3,690,543
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.02	Statutory reserve	2,794,353	2,794,353
2.03.04.08	Additional dividends proposed	-	560,000
2.03.05	Retained earnings/accumulated losses	521,795	-
2.03.08	Other comprehensive income	(184,102)	386,324
2.03.09	Non-controlling interests	394,355	390,616

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Consolidated Financial Statements - Statement of Income
(R$ thousand)
Code	Description	Current Quarter 4/1/2013 to 6/30/2013	YTD Current Year 1/1/2013 to 6/30/2013	Same Quarter of Previous Year 4/1/2012 to 6/30/2012	YTD Previous Year 1/1/2012 to 6/30/2012
3.01	Net revenue from sales and/or services	4,060,202	7,702,185	3,567,812	7,003,296
3.02	Cost of sales and/or services	(3,020,222)	(5,871,799)	(2,686,708)	(5,111,016)
3.03	Gross profit	1,039,980	1,830,386	881,104	1,892,280
3.04	Operating expenses/income	(242,151)	(630,936)	(2,175,143)	(2,487,148)
3.04.01	Selling expenses	(256,374)	(457,624)	(149,685)	(282,030)
3.04.02	General and administrative expenses	(123,461)	(233,047)	(123,822)	(230,496)
3.04.04	Other operating income	20,950	25,206	38,926	44,396
3.04.05	Other operating expenses	(165,851)	(264,751)	(2,312,658)	(2,426,906)
3.04.06	Share of profits (losses) of investees	282,585	299,280	372,096	407,888
3.05	Profit (loss) before finance income (costs) and taxes	797,829	1,199,450	(1,294,039)	(594,868)
3.06	Finance income (costs)	(457,819)	(985,102)	(455,010)	(1,093,674)
3.06.01	Finance income	60,282	98,102	78,342	175,707
3.06.02	Finance costs	(518,101)	(1,083,204)	(533,352)	(1,269,381)
3.06.02.01	Net exchange gains (losses) on financial instruments	63,522	34,837	133,248	68,242
3.06.02.02	Finance costs	(581,623)	(1,118,041)	(666,600)	(1,337,623)
3.07	Profit (loss) before taxes on income	340,010	214,348	(1,749,049)	(1,688,542)
3.08	Income tax and social contribution	161,876	303,854	700,608	732,736
3.09	Profit (loss) from continuing operations	501,886	518,202	(1,048,441)	(955,806)
3.11	Consolidated profit (loss) for the period	501,886	518,202	(1,048,441)	(955,806)
3.11.01	Attributable to owners of the Company	494,469	521,795	(1,032,360)	(921,666)
3.11.02	Attributable to non-controlling interests	7,417	(3,593)	(16,081)	(34,140)
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.33915	0.35789	(0.70808)	(0.63216)
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.00000	0.00000	(0.70808)	(0.63216)

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 4/1/2013 to 6/30/2013	YTD Current Year 1/1/2013 to 6/30/2013	Same Quarter of Previous Year 4/1/2012 to 6/30/2012	YTD Previous Year 1/1/2012 to 6/30/2012
4.01	Profit (loss) for the period	501,886	518,202	(1,048,441)	(955,806)
4.02	Other comprehensive income	(272,443)	(570,426)	670,653	900,840
4.02.01	Cumulative translation adjustments for the period	124,287	81,048	163,423	133,401
4.02.03	Available-for-sale assets, net of taxes	(396,730)	(651,474)	507,230	767,439
4.03	Consolidated comprehensive income for the period	229,443	(52,224)	(377,788)	(54,966)
4.03.01	Attributable to owners of the Company	222,026	(48,631)	(361,707)	(20,826)
4.03.02	Attributable to non-controlling interests	7,417	(3,593)	(16,081)	(34,140)

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 01/01/2013 to 6/30/2013	YTD Previous Year 01/01/2012 to 6/30/2012
6.01	Net cash generated by (used in) operating activities	792,833	117,964
6.01.01	Cash generated from operations	2,330,252	1,867,419
6.01.01.01	Profit for the period	518,202	-955,806
6.01.01.02	Accrued charges on borrowings and financing	1,012,308	1,154,771
6.01.01.03	Depreciation/ depletion / amortization	579,489	518,494
6.01.01.04	Share of profits of investees	-299,280	-407,888
6.01.01.05	Deferred income tax and social contribution	-467,700	-882,801
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	48,523	166,003
6.01.01.08	Inflation adjustment and exchange differences, net	896,022	253,038
6.01.01.09	Gain on derivative transactions	8,932	-7,490
6.01.01.10	Impairment of available-for-sale security	5,002	2,022,793
6.01.01.16	Residual value of writen-off long-lived assets	25,835	3,114
6.01.01.17	Other provisions	2,919	3,191
6.01.02	Changes in assets and liabilities	-1,537,419	-1,749,455
6.01.02.01	Trade receivables	-129,705	-99,421
6.01.02.02	Inventories	-97,457	32,009
6.01.02.03	Receivables from related parties	-4,499	-220,632
6.01.02.04	Recoverable taxes	-99,277	61,162
6.01.02.05	Judicial deposits	33,444	-26,715
6.01.02.06	Dividends received from subsidiaries	240,000	0
6.01.02.08	Trade payables	-311,339	121,563
6.01.02.09	Payroll and related taxes	19,236	-52,669
6.01.02.10	Taxes	16,764	-5,863
6.01.02.11	Taxes in installments - REFIS	-52,176	-193,019
6.01.02.12	Payables to related parties	-3,463	2,272
6.01.02.13	Tax, social security, labor, civil and environmental liabilities	-11,872	-7,852
6.01.02.15	Interest paid	-1,098,710	-1,284,079
6.01.02.16	Interest on swap paid	-2,466	-34,490
6.01.02.17	Other liabilities	-35,899	-41,721
6.02	Net cash used in investing activities	-719,541	-1,763,345
6.02.02	Investments/advances for future capital increase	0	-141,082
6.02.03	Purchase of property, plant and equipment	-963,283	-1,384,810
6.02.05	Cash from acquisition of subsidiaries	0	14,880
6.02.08	Acquisition of subsidiaries	0	-300,545
6.02.09	Receipt/payment in derivative transactions	272,815	27,170
6.02.10	Purchase of intangible assets	-38	-505
6.02.11	Financial investments	-29,035	21,547
6.03	Net cash generated by (used in) financing activities	162,217	-1,433,286
6.03.01	Borrowings and financing raised	1,225,822	1,778,526
6.03.02	Amortization of borrowings	-378,066	-1,261,401
6.03.03	Amortization of principal - acquisition of subsidiaries	0	-806,937
6.03.04	Dividends and interest on capital paid	-690,963	-1,199,668
6.03.05	Capital contribution by non-controlling shareholders	5,424	56,194
6.04	Exchange differences on translating cash and cash equivalents	145,540	749,919
6.05	Decrease in cash and equivalents	381,049	-2,328,748
6.05.01	Cash and cash equivalents at the beginning of the period	11,891,821	13,440,690
6.05.02	Cash and cash equivalents at the end of the period	12,272,870	11,111,942

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2013 to 6/30/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other compre-hensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	3,690,543		386,324	8,616,897	390,616	9,007,513
5.03	Adjusted opening balances	4,540,000	30	3,690,543		386,324	8,616,897	390,616	9,007,513
5.04	Capital transactions with shareholders			-560,000			-560,000		-560,000
5.04.08	Approval of prior year's proposed dividends			-560,000			-560,000		-560,000
5.05	Total comprehensive income				521,795	-570,426	-48,631	-3,593	-52,224
5.05.01	Profit for the period				521,795		521,795	-3,593	518,202
5.05.02	Other comprehensive income					-570,426	-570,426		-570,426
5.05.02.04	Cumulative translation adjustments for the period					81,048	81,048		81,048
5.05.02.09	Available-for-sale financial assets, net of taxes					-651,474	-651,474		-651,474
5.06	Internal changes in shareholders' equity							7,332	7,332
5.06.04	Non-controlling interests in subsidiaries							7,332	7,332
5.07	Closing balances	4,540,000	30	3,130,543	521,795	-184,102	8,008,266	394,355	8,402,621

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2012 to 6/30/2012
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other compre-hensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821	431,349	8,417,170
5.03	Adjusted opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821	431,349	8,417,170
5.04	Capital transactions with shareholders	2,859,053		-3,132,545	-237,978		-511,470		-511,470
5.04.01	Capital increases	2,859,053		-2,859,053
5.04.07	Interest on capital				-237,978		-237,978		-237,978
5.04.08	Approval of prior years proposed dividends			-273,492			-273,492		-273,492
5.05	Total comprehensive income				-921,666	900,840	-20,826	-34,140	-54,966
5.05.01	Profit (loss) for the period				-921,666		-921,666	-34,140	-955,806
5.05.02	Other comprehensive income					900,840	900,840		900,840
5.05.02.04	Cumulative translation adjustments for the period					133,401	133,401		133,401
5.05.02.09	Available-for-sale financial assets, net of taxes					767,439	767,439		767,439
5.06	Internal changes in shareholders' equity							19,638	19,638
5.06.04	Non-controlling interests in subsidiaries							19,638	19,638
5.07	Closing balances	4,540,000	30	4,539,075	-1,159,644	-465,936	7,453,525	416,847	7,870,372

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Consolidated Financial Statements / Statement of Value Added
(R$ thousand)
Code	Description	YTD Current year 1/1/2013 to 6/30/2013	YTD Previous year 1/1/2012 to 6/30/2012
7.01	Revenues	9,342,470	8,397,149
7.01.01	Sales of products and services	9,300,610	8,373,255
7.01.02	Other revenues/(expenses)	56,368	19,997
7.01.04	Allowance for doubtful debts	-14,508	3,897
7.02	Raw materials acquired from third parties	-6,265,885	-7,672,341
7.02.01	Costs of sales and services	-5,397,367	-4,823,274
7.02.02	Materials, eletric power, outside services and other	-895,501	-800,814
7.02.03	Impairment of assets	26,983	-2,048,253
7.03	Gross value added	3,076,585	724,808
7.04	Retentions	-579,489	-518,494
7.04.01	Depreciation, amortization and depletion	-579,489	-518,949
7.05	Wealth created	2,497,096	206,314
7.06	Value added received as transfer	2,010,965	1,870,577
7.06.01	Share of profits of subsidiaries	299,280	407,888
7.06.02	Finance income/exchange gains	98,102	175,707
7.06.03	Other	1,613,583	1,286,982
7.07	Wealth for distribution	4,508,061	2,076,891
7.08	Wealth distributed	4,508,061	2,076,891
7.08.01	Personnel	725,362	470,014
7.08.01.01	Salaries and wages	575,363	382,804
7.08.01.02	Benefits	113,557	59,940
7.08.01.03	Severance pay fund (FGTS)	36,442	27,270
7.08.02	Taxes, Fees and Contributions	560,536	7,241
7.08.02.01	Federal	354,938	-171,971
7.08.02.02	State	189,492	158,153
7.08.02.03	Municipal	16,106	21,059
7.08.03	Lenders and lessors	2,703,961	2,555,442
7.08.03.01	Interest	1,110,261	1,323,810
7.08.03.02	Leases	7,815	3,709
7.08.03.03	Other	1,585,885	1,227,923
7.08.04	Shareholders	518,202	-955,806
7.08.04.01	Interest on capital	0	237,978
7.08.04.03	(Accumulated losses)/Retained earningsfor the year	521,795	-1,159,644
7.08.04.04	Non-controlling interests	-3,593	-34,140

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Economic Scenario

The outlook for global economic activity is one of moderate growth. In June, the global manufacturing Purchasing Managers Index (PMI) moved up for the sixth consecutive month, reaching 50.6 points.

Despite the strengthening of private consumption in the United States and Japan, other factors, such as soaring unemployment, especially in Europe, the fiscal restrictions in certain of the mature economies and the Chinese slowdown are pointing to exceptionally modest economic growth in 2013. As a result, the central banks in the developed countries have kept interest rates at historically minimum levels, while expansionist monetary policies are prevailing in some of the developing nations.

The IMF expects global GDP growth of 3.1% in 2013, very close to the 2012 figure.

USA

U.S. GDP grew by an annualized 1.7% in 2Q13 versus 1.8% recorded in 1Q13, chiefly due to household consumption. The FED is predicting growth of between 2.3% and 2.8% for the year as a whole.  According to the institution, industrial production grew by 0.3% in June, with capacity utilization of 77.8%. Manufacturing PMI stood at 50.9 points, versus 49.0 points in May.

Europe

Eurozone GDP recorded its sixth consecutive quarterly decline in 1Q13, falling by 0.2% over 4Q12. Germany, the region’s biggest economy, posted growth of only 0.1% in the quarter, while France dipped by 0.2%. The European Central Bank expects shrinkage of 0.6% in 2013.

Eurozone unemployment averaged 12.2% in May, equivalent to 19.3 million people out of work, in line with the previous month figure. Greece and Spain continued to record the highest rates, around 27%, versus only 5.3% in Germany.

On the other hand, manufacturing PMI reached 48.8 points in June, the highest figure for 16 months.

UK GDP edged up by 0.6% over 1Q13, while annualized inflation increased from 2.7% in May to 2.9% in June. The Bank of England is predicting annual inflation of more than 3%, which should jeopardize consumer spending, with consequent negative pressure on economic growth.

Asia

In China, certain indicators are pointing to a slowdown in economic activity. According to the National Bureau of Statistics of China, 2Q13 GDP grew by 7.5%, versus 7.7% in 1Q13 and 7.9% in 4Q12.

Manufacturing PMI actually recorded a decline in 2Q13, falling from 51.6 points in March to 48.2 points in June.

On the other hand, Japan posted annualized growth of 4.1% in the first quarter, fueled by private consumption and exports, benefiting from the yen devaluation policy. In April, industrial production moved up by 0.9%, while retail sales increased by 0.6%. Manufacturing PMI stood at 52.3 points in June, above the 51.5 points recorded in May, the fourth consecutive monthly upturn and the best result in 28 months.

Brazil

First-quarter GDP grew by 0.6%, reflecting agricultural growth of 9.7%, the 4.6% upturn in gross fixed capital formation and the 0.1% increase in household consumption. In the 12 months through March 2013, GDP grew by 1.2% over the same period last year. The Central Bank’s FOCUS report expects annual GDP growth of 2.24%.

Industrial output in May fell by 2.0% over April, but still moved up 1.7% year-on-year in the first five months.

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Inflation measured by the IPCA consumer price index recorded 0.26% in June 2013, giving 6.70% in the last 12 months, above the target ceiling defined by the Monetary Policy Committee (COPOM). As a result, the COPOM raised the Selic base rate for the third consecutive time at its last meeting in July, this time to 8.50% p.a.

On the foreign exchange front, the real depreciated by 10% against the U.S. dollar in 2Q13, closing June at R$2.22/US$, while foreign reserves totaled US$371 billion.

Macroeconomic Projections

	2013	2014
IPCA (%)	5.75	5.87
Commercial dollar (final – R$)	2.25	2.30
SELIC (final - %)	9.25	9.25
GDP (%)	2.24	2.60
Industrial Production (%)	2.00	3.00
Source: FOCUS BACEN	Base: August 02, 2013

Adoption of IFRS 10/11

As of January 1, 2013, the Company adopted IFRS 10 – Consolidated Financial Statements, corresponding to CPC 36 (R3) – Demonstrações Financeiras Consolidadas, approved by the CVM in December 2012, and IFRS 11 – Joint Arrangements, corresponding to CPC 19 (R2) - Negócios em Conjunto, approved by the CVM in November 2012. As a result, given that the proportional consolidation method is no longer permitted, the Company has ceased to consolidate its jointly-owned subsidiaries Namisa, MRS Logística and CBSI, and now accounts for them under the equity method. The main impacts are on net revenue, cost of goods sold, gross profit, financial result, equity result and net income. For comparability purposes, the consolidated financial statements for the first half of 2012 were reclassified to reflect this alteration.

Net Revenue

CSN recorded consolidated net revenue of R$4,060 million in 2Q13, 11% up on the R$3,642 million recorded in 1Q13, mainly due to increased revenue from the mining and steel segments.

Cost of Goods Sold (COGS)

In 2Q13, consolidated COGS came to R$3,020 million, 6% more than the R$2,852 million posted in the previous quarter, chiefly due to higher sales in the mining and steel segments.

Selling, General, Administrative and Other Operating Expenses

Consolidated SG&A expenses totaled R$380 million in 2Q13, 22% up on the R$311 million registered in 1Q13, essentially due to higher expenses from freight, third-party services and personnel.

CSN recorded a net expense of R$145 million in the “Other Operating Expenses” line in 2Q13, R$50 million up on 1Q13, basically due to the completion of provisions for contingencies.

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EBITDA

The Company uses Adjusted EBITDA to measure the performance of its various segments and their operating cash flow generation capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, equity income and other operating revenue (expenses). However, although it is used to measure segment results, EBITDA is not a measure recognized by Brazilian accounting practices or International Financial Reporting Standards (IFRS), has no standard definition and therefore should not be compared to similar indicators adopted by other companies.

Adjusted EBITDA and the adjusted EBITDA margin consider the Company’s proportional interest in Namisa, MRS Logística and CBSI and is on a comparable basis with the amounts published in 2012.

Consolidated adjusted EBITDA totaled R$1,095 million in 2Q13, 21% up on the R$902 million recorded in 1Q13, primarily due to the contributions of the steel, mining and logistics segments.

The consolidated adjusted EBITDA margin stood at 24% in the second quarter, 2 p.p. more than in 1Q13.

Financial Result and Net Debt

The 2Q13 net financial result was negative by R$458 million, chiefly due to the following factors:

✓  Interest on loans and financing totaling R$546 million;

✓  Expenses of R$17 million with the monetary restatement of tax payment installments;

✓  Other financial expenses totaling R$18 million.

These negative effects were partially offset by consolidated financial revenue of R$60 million and monetary and foreign exchange variations of R$63 million, including the result of derivative operations.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

On June 30, 2013, consolidated net debt stood at R$16.9 billion, R$0.7 billion more than the R$16.2 billion recorded on March 31, 2013, essentially due to the following factors:

✓  Interest on equity payments totaling R$0.4 billion;

✓  Investments of R$0.6 billion in fixed assets;

✓  A R$0.5 billion effect related to the cost of debt;

✓  A R$0.3 billion increase in working capital.

These effects were partially offset by adjusted EBITDA of R$1.1 billion.

The net debt/EBITDA ratio closed the second quarter at 3.92x, based on LTM adjusted EBITDA.

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Equity Result

Consolidated equity result totaled R$283 million, R$266 million more than in 1Q13, basically due to the improved result of the jointly-owned subsidiary Namisa.

Net Income

CSN posted consolidated net income of R$502 million in 2Q13, R$486 million up on 1Q13, mainly due to the increase in gross profit, fueled by period equity result and the financial result.

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

CSN invested R$606 million in 2Q13, R$344 million of which in the parent company, mostly in the following projects:

✓  Casa de Pedra mine and Itaguaí Port: R$135 million;

✓  Construction of the long steel plant: R$109 million.

The remaining R$262 million went to subsidiaries and joint subsidiaries, as follows:

✓  Transnordestina Logística: R$125 million;

✓  MRS: R$73 million;

✓  Tecon: R$29 million.

Working Capital

Working capital closed 2Q13 at R$1,942 million, R$276 million up on the R$1,666 million recorded at the end of 1Q13, chiefly due to the increase in accounts receivable and the reduction in the suppliers line, partially offset by lower inventories.

In comparison with the end of 1H12, working capital fell by R$372 million, due to improved payment management and the reduction in inventories, partially offset by the upturn in accounts receivable. The average inventory turnover period fell by 19 days, while the average supplier payment period increased by four days, reducing the cash conversion cycle by 23 days.

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WORKING CAPITAL (R$ MM)	2Q12	1Q13	2Q13	Change 2Q13 x 1Q13	Change 2Q13 x 2Q12
Assets	4,009	4,100	3,983	(117)	(26)
Accounts Receivable	1,484	1,506	1,669	163	185
Inventory (*)	2,520	2,583	2,289	(294)	(231)
Advances to Taxes	5	12	25	13	20
Liabilities	1,695	2,435	2,041	(394)	346
Suppliers	1,229	1,881	1,547	(334)	318
Salaries and Social Contribution	189	192	205	13	16
Taxes Payable	250	332	253	(79)	3
Advances from Clients	27	30	36	6	9
Working Capital	2,314	1,666	1,942	276	(372)

TURNOVER RATIO Average Periods	2Q12	1Q13	2Q13	Change 2Q13 x 1Q13	Change 2Q13 x 2Q12
Receivables	32	30	32	2	0
Supplier Payment	44	59	48	(11)	4
Inventory Turnover	90	82	71	(11)	(19)
Cash Conversion Cycle	78	53	55	2	(23)
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy.  The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy

Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic
SWT

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments.

Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

Net Revenue by Segment (R$ million)

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Adjusted EBITDA by Segment (R$ million)

R$ million								2Q13
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	3,147	984	43	263	53	105	(535)	4,060
Domestic Market	2,488	68	43	263	53	105	(238)	2,782
Foreign Market	659	916	-	-	-	-	(297)	1,278
Cost of Goods Sold	(2,527)	(601)	(22)	(178)	(34)	(70)	411	(3,020)
Gross Profit	620	383	21	85	20	35	(124)	1,040
Selling, General and Administrative Expenses	(180)	(37)	(5)	(24)	(5)	(19)	(110)	(380)
Depreciation	179	53	2	36	4	8	(18)	264
Proportional EBITDA of Jointly Controlled Companies							171	171
Adjusted EBITDA	619	398	18	97	19	24	(80)	1,095

R$ million								1Q13
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,947	747	39	225	47	98	(461)	3,642
Domestic Market	2,313	87	39	225	47	98	(218)	2,592
Foreign Market	634	659	-	-	-	-	(243)	1,050
Cost of Goods Sold	(2,456)	(454)	(21)	(171)	(41)	(67)	358	(2,852)
Gross Profit	492	293	19	55	6	30	(103)	790
Selling, General and Administrative Expenses	(158)	(17)	(6)	(22)	(5)	(14)	(89)	(311)
Depreciation	194	51	2	31	4	7	(2)	287
Proportional EBITDA of Jointly Controlled Companies							135	135
Adjusted EBITDA	528	326	15	63	5	24	(59)	902

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Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 790 million tonnes in 1H13, 2% higher than in 1H12, with China being responsible for 389 million tonnes, 8% up in the same period.

Global capacity use reached 79% in June 2013, remaining flat over the previous month. In this scenario, the WSA expects global apparent steel consumption of 1.45 billion tonnes in 2013, 2.9% more than the year before, with China accounting for 669 million tonnes, 3.5% more than in 2012.

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 17.0 million tonnes in 1H13, 2% down year-on-year, while rolled flat output totaled 7.4 million tonnes, remaining stable.

Apparent domestic flat steel consumption amounted to 6.8 million tonnes in the first half, with no change over 1H12. In the same period, domestic sales of 6.0 million tonnes moved up by 5%, while imports of 0.8 million tonnes fell by a substantial 28%. On the other hand, exports climbed by 17% to 1.0 million tonnes.

The IABr expects Brazilian crude steel production to increase by 5.8% in 2013 to 36.5 million tonnes, accompanied by domestic sales growth of 7.6% to 23.3 million tonnes and a 4.2% upturn in apparent consumption to 26.2 million tonnes.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 1.9 million units in 1H13, 18% up on 1H12, with sales of 1.8 million units, up by 5%.

FENABRAVE (the Vehicle Distributors’ Association) expects car and light commercial vehicle sales to increase by 2.6% in 2013, representing record sales of 3.7 million units, while ANFAVEA estimates growth of up to 4.5% in vehicle production and domestic sales.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials increased by 4.4% in 2013 through May over the same period last year.

ABRAMAT estimates annual sales growth of 4.5%, although the results in the coming months will depend on public policy measures, given the slowdown of the real estate market.

Home Appliances

According to the IBGE (Brazilian Institute of Geography and Statistics), white goods production fell by 9.7% in May and 1.65% in the first five months over the same periods last year.

The government recently announced an alteration in the schedule and recomposition of the IPI tax on home appliances and furniture. The reduction, in place since the end of 2011, should be gradually removed by September, but not entirely.

Eletros (the Home Appliance and Consumer Electronics Manufacturers’ Association) expects home appliance sales to move up by 9% in 2013. According to the association, the Minha Casa Melhor (My Better Home) program, which permits furniture and home appliance financing for beneficiaries of the Minha Casa, Minha Vida (My Home, My Life) program, could leverage appliance sales by up to eight million units.

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Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled 2.1 million tonnes in the first half, 2% down on the first six months of last year.

In the same period, purchases by the associated network came to 2.3 million tonnes, 6.9% up year-on-year. Inventories closed June at around 1.1 million tonnes, 4% up on May, with a turnover of 3.2 months.

Sales Volume

CSN sold 1.6 million tonnes of steel in 2Q13, 2% more than in 1Q13 and in line with the all-time record posted in 3Q12. Of this total, 77% went to the domestic market, 20% were sold by overseas subsidiaries and 3% went to direct exports.

Domestic Sales Volume

Domestic sales totaled 1.2 million tonnes, 2% more than the 1Q13 figure.

Foreign Sales Volume

Foreign sales totaled 370,000 tonnes in 2Q13, 2% up on the previous quarter. Of this total, the overseas subsidiaries sold 324,000 tonnes, 192,000 of which by SWT. Direct exports came to 46,000 tonnes.

Prices

Average net revenue per tonne reached R$1,944 in 2Q13, 4% higher than the 1Q13 average of R$1,867.

Net Revenue

Net revenue from steel operations totaled R$3,147 million, 7% more than in 1Q13, chiefly due to the upturn prices and sales volume.

Cost of Goods Sold (COGS)

Steel segment COGS stood at R$2,527 million, 3% more than the previous quarter, basically due to higher sales volume.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$619 million in 2Q13, 17% up on the previous three months, chiefly due to higher prices and sales volume, raising the adjusted EBITDA margin to 20%.

Production

The Presidente Vargas Steelworks (UPV) produced 1.2 million tonnes of crude steel in the second quarter, 10% more than in 1Q13, while slab purchases from third parties came to 165,000 tonnes and rolled steel output totaled 1.2 million tonnes, an 11% improvement over the previous three months.

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Production (in thousand t)	1Q13	2Q13	Change
			2Q13 x 1Q13
Crude Steel (P. Vargas Mill)	1,047	1,156	10%
Purchased Slabs from Third Parties	118	165	40%
Total Crude Steel	1,165	1,321	13%
Total Rolled Products	1,089	1,205	11%

Production Costs (Parent Company)

In 2Q13, the Presidente Vargas Steelworks’ total production costs came to R$1,722 million, R$51 million more than in 1Q13, chiefly due to increased output in the quarter.

Mining

Scenario

In 2Q13, the seaborne iron ore market was negatively impacted by the slowdown in Chinese construction and industrial activity. The level of steel output and high inventories pressured steel product prices, in turn affecting iron ore prices. In addition, tighter credit jeopardized the iron ore purchasing power of the Chinese steel mills at the end of the quarter. As a result, the Platts Fe62% CFR China index averaged US$125.95/dmt in the second quarter, 15% down on the previous three months.

The iron-ore quality premium hovered between US$1.77 and US$2.29/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route averaged US$17.84/wmt.

In 2Q13, Brazilian exports accounted for 24% of the seaborne market, totaling 75 million tonnes, 10% up on the previous quarter.

Iron Ore Sales

In 2Q13, iron ore sales totaled 6.0 million tonnes, 45% more than in 1Q13, virtually all of which was sold abroad. Of this total, 2.9 million tonnes were sold by Namisa1.

Considering CSN’s 60% interest in Namisa, consolidated iron ore sales came to 4.9 million tonnes, 49% up on 1Q13.

The Company’s own consumption stood at 1.5 million tonnes.

1 Sales volumes include 100% of the stake in NAMISA.

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Net Revenue

Net revenue from mining operations totaled R$984 million in 2Q13, 32% more than in 1Q13, chiefly due to the upturn in sales volume.

Cost of Goods Sold (COGS)

Mining COGS came to R$601 million in 2Q13, 32% up on 1Q13, also due to the increase in sales volume.

Adjusted EBITDA

Adjusted EBITDA totaled R$398 million in 2Q13, 22% more than the previous quarter, for the same reasons mentioned above, accompanied by an adjusted EBITDA margin of 40%.

Logistics

Scenario

Railway Logistics

According to the ANTF (National Rail Transport Association), rail cargo transport in Brazil has increased by 90% in the last 15 years, from 253 million tonnes in 1997 to 481 million tonnes in 2012, led by iron ore and coal, which climbed by 92%.

The ANTF expects rail cargo volume to move up by 15% to around 550 million tonnes by 2015.

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 205 million tonnes gross in 1Q13, maintaining the same level as in 2012.

In 1Q13 bulk solids totaled 120 million tonnes, 1% more than in 1Q12, while container handling came to 1.9 million TEUs1, down by 1%.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container s

Analysis of Results

Railway Logistics

In 2Q13, net revenue from railway logistics totaled R$263 million, COGS stood at R$178 million and adjusted EBITDA R$97 million, with an adjusted EBITDA margin of 37%.

Port Logistics

In 2Q13, net revenue from port logistics came to R$43 million, COGS totaled R$22 million and adjusted EBITDA stood at R$18 million, accompanied by an adjusted EBITDA margin of 42%.

Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 34 million tonnes in the first half, 1.6% up year-on-year. LTM sales through June 2013 totaled 69 million tonnes, 3.2% more than in the previous 12-month period.

Analysis of Results

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In 2Q13, cement sales totaled 524,000 tonnes, net revenue came to R$105 million, COGS amounted to R$70 million and adjusted EBITDA stood at R$24 million, with an adjusted EBITDA margin of 23%.

Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption grew by 2.7% in 2013 through May over the same period last year, led by the residential and commercial segments which recorded respective growth of 6.1% and 5.5%. Industrial consumption, however, fell by 0.9% in the same period.

Analysis of Results

In 2Q13, net revenue from the energy segment amounted to R$53 million, COGS totaled R$34 million and adjusted EBITDA came to R$19 million, accompanied by an adjusted EBITDA margin of 35%.

Capital Market

CSN’s shares depreciated by 32% in 2Q13, versus the Ibovespa’s 16% decline in the same period. On the NYSE, the Company’s ADRs fell by 38%, while the Dow Jones climbed by 2%.

Daily traded volume in CSN’s shares on the BM&FBovespa averaged R$57.0 million in 2Q13. On the NYSE, daily traded volume in CSN’s ADRs averaged US$21.7 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES

	1Q13	2Q13
N# of shares	1,457,970,108	1,457,970,108
Market Capitalization
Closing price (R$/share)	8.76	5.97
Closing price (US$/share)	4.48	2.77
Market Capitalization (R$ million)	12,779	8,704
Market Capitalization (US$ million)	6,532	4,039
Total return including dividends and interest on equity
CSNA3 (%)	-26%	-32%
SID (%)	-23%	-38%
Ibovespa	-8%	-16%
Dow Jones	11%	2%
Volume
Average daily (thousand shares)	5,526	7,842
Average daily (R$ Thousand)	59,109	57,039
Average daily (thousand ADRs)	5,175	6,089
Average daily (US$ Thousand)	27,592	21,687

Shareholder Payments

Throughout 2Q13, the Company paid interest on equity of R$453 million to its shareholders. On July 5, 2013, the Company  paid a further R$107 million in interest on equity, totaling R$560 million, as approved by the Board of Directors on March 28, 2013.

Subsequent Events

On August 6, 2013, the Board of Directors approved the payment of interest on equity and/or interim dividends to shareholders totaling R$300 million. This amount will be paid on a date to be defined by the Board of Directors and constitutes an anticipation of the minimum mandatory dividends for fiscal year 2013. Shareholders registered in the records of the depositary institution, Banco Itaú S.A on August 07, 2013 will be entitled to receive said payments.

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 (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and jointly controlled entities collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•       Cement:

CSN entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

•       Logistics

Railroads:

CSN has equity interests in two railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística, which operates the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

Ports:

In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon, the Company operates the Container Terminal (Tecon) at the Itaguaí Port. Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

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Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

As energy is fundamental in its production process, the Company has assets for generation of electric power to guarantee its self-sufficiency.

For further details on the Group's strategic investments and segments, see Note 24 - Business Segment Reporting.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated condensed interim financial statements have been prepared and are being presented in accordance with the International Accounting Standards (IAS 34 – Interim Financial Reporting) issued by the International Accounting Standards Board (IASB), which correlate in Brazil is the CPC 21 (R1) (Interim Financial Statements and Consolidated Interim Financial Statements) issued by the CPC (Accounting Pronouncements Committee) and approved by CVM (Brazilian Securities Commission).

The individual condensed interim financial statements have been prepared in accordance with the standards issued by the CPC and the CVM applicable to the preparation of the financial statements.

The significant accounting policies applied in these condensed interim financial statements are consistent with the policies described in Note 2 to the Company's financial statements for the year ended December 31, 2012, filed with the CVM.

These  condensed interim financial statements do not include all requirements of annual or full financial statements and, accordingly, should be read together with the Company's financial statements for the year ended December 31, 2012.

Therefore, in these  condensed interim financial statements the following notes were not repeated, either due to redundancy or to relevance in relation to those already presented in the annual financial statements:

Note 2 – Summary of significant accounting policies

Note 3 – Business combination

Note 28 – Employee benefits

The individual condensed and consolidated interim financial statements were approved by the Board of Directors on August 6, 2013.

(a)      Basis of presentation

The consolidated condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of June 30, 2013, US$1 is equivalent to R$2.2156 (R$2.0435 as of December 31, 2012), €1 is equivalent to R$2.8827 (R$2.6854 as of December 31, 2012), and ¥1 is equivalent to R$0.02233 (R$0.02372 as of December 31, 2012).

(b)      Basis of consolidation

The consolidated interim financial statements for the period ended June  30, 2013 and the year ended December 31, 2012 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds Diplic, Mugen and Vértice:

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•           Companies

	Equity interests (%)
Companies	6/30/2013	12/31/2012	Main activities

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
International Investment Fund (1)		100.00	Equity interests and financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Florestal Nacional S.A.	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	100.00	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	99.99	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
Transnordestina Logística S.A.	77.38	76.13	Railroad logistics
FTL - Ferrovia Transnordestina Logística S.A. (2)	99.99	99.99	Railroad logistics

Indirect interest in subsidiaries: full consolidation
CSN Aceros S.A.	100.00	100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda.	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests
Lusosider Aços Planos, S. A.	99.94	99.94	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	59.17	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	58.96	58.96	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	58.98	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda.	58.98	58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda.	58.98	58.98	Production and sale of household appliances and related products
Empresa de Embalagens Metálicas - MTM do Nordeste	58.98	58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	58.98	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Czech Republic s.r.o.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Florestal do Brasil	99.99		Reforestation

Direct interest in jointly controlled entities: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in jointly controlled entities: equity method
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
MRS Logística S.A.	27.27	27.27	Railroad transportation
Aceros Del Orinoco S.A.	22.73	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services

Indirect interest in jointly controlled entities: equity method
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A.	9.08	9.08	Dormant company

Direct interest is associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Steel and equity interests

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(1)     Company liquidated on May 9, 2013.

(2)     New corporate name of TFNE - Transnordestina Ferrovias do Nordeste S.A., changed on February 15, 2013.

•           Exclusive funds

	Equity interests (%)
Exclusive funds	6/30/2013	12/31/2012	Main activities

Direct interest: full consolidation
DIPLIC - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund

3.     CHANGES IN ACCOUNTING POLICIES

The Company applied, beginning January 1, 2013, IFRS 10 Consolidated Financial Statements, equivalent to CPC 36 (R3) - “Demonstrações Consolidadas” approved by the CVM in December 2012, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities, and IFRS 11 Joint Arrangements, equivalent to CPC 19(R2) - "Negócios em Conjunto" approved by the CVM in November 2012, which requires a new valuation of joint arrangements, focusing on the rights and obligations of the arrangement, instead of its form. IFRS 10 supersedes the consolidation requirements of SIC-12 Consolidation of Special Purpose Entities and IAS 27 Separate and Consolidated Financial Statements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Joint Ventures - Non-Monetary Contributions by Venturers.

Accordingly, as the proportionate consolidation method for entities qualified as joint ventures is no longer allowed, the Company no longer consolidates its jointly controlled entities Nacional Minérios S.A., MRS Logística S.A., and CBSI - Companhia Brasileira de Serviços de Infraestrutura, and started to account for these entities by the equity method of accounting. In addition to the application of IFRS 10 and 11, management decided to adopt as accounting policy the elimination of the effect on profit or loss of transactions carried out with jointly controlled entities. As a result, part of the share of profits (losses) of jointly controlled entities was reclassified to finance costs, cost of sales and income tax and social contribution.

The Company also applied, beginning January 1, 2013, IFRS 12 – Disclosure of Interest in Other entities, equivalent to CPC 45 – “Disclosure of Interests in Other Entities” approved by the CVM in December 2012, which requires disclosures of the nature of, and risks associated with, the Company's interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

For purposes of comparison, the balances as of December 31, 2012 and June 30, 2012 have been adjusted taking into account said changes in accounting policy, and are being presented for comparative purposes in the notes to the financial statements, as shown below:

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i.       Balance sheet as of December 31, 2012

			Consolidated
			12/31/2012
	Published balance sheet	Adoption of IFRS 10 and IFRS 11	Adjusted balance sheet

ASSETS
Current assets
Cash and cash equivalents	14,444,875	(2,553,054)	11,891,821
Trade receivables	1,794,566	866,851	2,661,417
Inventories	3,580,025	(186,832)	3,393,193
Other current assets	1,302,479	(150,324)	1,152,155
Total non-current assets	21,121,945	(2,023,359)	19,098,586

Non-current assets
Long-term receivables
Financial investments	116,753		116,753
Deferred taxes	2,372,501	(195,422)	2,177,079
Other non-current assets	1,648,056	(20,917)	1,627,139
	4,137,310	(216,339)	3,920,971

Investments	2,351,774	8,488,013	10,839,787
Property, plant and equipment	20,408,747	(1,889,683)	18,519,064
Intangible assets	1,275,452	(370,591)	904,861
Total non-current assets	28,173,283	6,011,400	34,184,683

TOTAL ASSETS	49,295,228	3,988,041	53,283,269

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payroll and related taxes	241,291	(56,328)	184,963
Trade payables	1,957,789	67,672	2,025,461
Taxes payable	336,348	(63,582)	272,766
Borrowings and financing	2,295,409	(126,287)	2,169,122
Other payables	1,221,350	360,690	1,582,040
Provision for tax, social security, labor, civil and environmental risks	355,889	(39,342)	316,547
Total current liabilities	6,408,076	142,823	6,550,899

Non-current liabilities
Borrowings and financing	27,856,350	(720,768)	27,135,582
Other payables	4,388,451	4,620,598	9,009,049
Deferred taxes	284,110	(45,869)	238,241
Provision for tax, social security, labor, civil and environmental risks	371,697		371,697
Employee benefits	565,591		565,591
Other provisions	413,440	(8,743)	404,697
Total non-current liabilities	33,879,639	3,845,218	37,724,857

Shareholders’ equity
Issued capital	4,540,000		4,540,000
Reserves	3,690,573		3,690,573
Valuation adjustments to equity	386,324		386,324
Non-controlling interests	390,616		390,616
Total shareholders' equity	9,007,513		9,007,513

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	49,295,228	3,988,041	53,283,269

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ii.      Statement of income for the period ended June 30, 2012

	Consolidated
			6/30/2012
	Published balance sheet	Adoption of IFRS 10 and IFRS 11	Adjusted balance sheet
Net revenue from sales and/or services	8,032,566	(1,029,270)	7,003,296
Cost of sales and/or services	(5,733,653)	622,637	(5,111,016)
Gross profit	2,298,913	(406,633)	1,892,280
Operating expenses/income	(3,036,124)	548,976	(2,487,148)
Selling expenses	(359,499)	77,469	(282,030)
General and administrative expenses	(281,848)	51,352	(230,496)
Share of profits (losses) of investees		407,888	407,888
Other operating income (expenses), net	(2,394,777)	12,267	(2,382,510)
Profit (loss) before finance income (costs)	(737,211)	142,343	(594,868)
Finance income (costs), net	(946,099)	(147,575)	(1,093,674)
Profit (loss) before taxes on income	(1,683,310)	(5,232)	(1,688,542)
Income tax and social contribution	727,504	5,232	732,736
Profit (loss) for the period	(955,806)		(955,806)
Attributable to:
Owners of the Company	(921,666)		(921,666)
Non-controlling interests	(34,140)		(34,140)

4.     CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company
	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Current
Cash and cash equivalents
Cash and banks	162,176	205,056	42,890	25,897

Short-term investments
In Brazil:
Government securities	251,853	862,299	213,786	769,447
Private securities	812,680	540,688	55,946	340,720
	1,064,533	1,402,987	269,732	1,110,167
Abroad:
Time deposits	11,046,161	10,283,778	1,781,187	1,859,693
Total short-term investments	12,110,694	11,686,765	2,050,919	2,969,860
Cash and cash equivalents	12,272,870	11,891,821	2,093,809	2,995,757

The funds available in the Company and subsidiaries set up in Brazil are basically invested in investment funds, classified as exclusive, with repurchase agreements backed by government and private bonds with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Bills (LTNs), Financial Treasury Bills (LFTs) and National Treasury Notes series B (NTN-B). The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out. Investments in funds were consolidated.

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In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in Time Deposits with leading banks, bearing fixed rates.

5.     TRADE RECEIVABLES

	Consolidated		Parent Company
	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Trade receivables
Third parties
Domestic market	819,738	776,442	548,054	521,517
Foreign market	843,502	754,159	99,556	23,799
Allowance for doubtful debts	(126,040)	(111,532)	(85,245)	(86,391)
	1,537,200	1,419,069	562,365	458,925
Related parties (Note 18 - b)	132,025	227,021	591,424	552,744
	1,669,225	1,646,090	1,153,789	1,011,669

Other receivables
Dividends receivable (Note 18 - b)	743,951	955,869	765,480	985,973
Other receivables	54,335	59,458	32,134	34,789
	798,286	1,015,327	797,614	1,020,762
	2,467,511	2,661,417	1,951,403	2,032,431

The breakdown of gross trade receivables from third parties is as follows:

	Consolidated		Parent Company
	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Falling due	1,339,609	1,272,669	459,628	406,543
Overdue until 180 days	181,402	113,793	71,526	25,052
Overdue above 180 days	142,229	144,139	116,456	113,721
	1,663,240	1,530,601	647,610	545,316

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with CSN’s internal commercial policy and maintenance of its very short-term receipts (up to 7 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where CSN assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$396,960 as of June 30, 2013 (R$224,718 as of December 31, 2012), less the trade receivables.

The changes in the Company’s allowance for doubtful debts are as follows:

	Consolidated		Parent Company
	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Opening balance	(111,532)	(124,939)	(86,391)	(101,407)
Allowance for losses on trade receivables	(24,344)	(11,073)	(7,154)	(6,668)
Recovery of receivables	9,836	24,480	8,300	21,684
Closing balance	(126,040)	(111,532)	(85,245)	(86,391)

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6.     INVENTORIES

	Consolidated		Parent Company
	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Finished products	776,584	980,375	561,866	755,770
Work in process	584,439	668,170	487,216	584,952
Raw materials	754,875	722,922	502,464	477,350
Storeroom supplies	1,043,449	1,018,625	897,759	885,819
Iron ore	151,211	74,340	151,212	74,341
Advances to suppliers	102,646	36,921	80,745	16,414
(-) Allowance for inventory losses	(91,467)	(108,160)	(75,527)	(90,344)
	3,321,737	3,393,193	2,605,735	2,704,302

Changes in the allowance for inventory losses are as follows:

	Parent Company
	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Opening balance	(108,160)	(94,950)	(90,344)	(77,814)
Allowance for/reversals of slow-moving inventories and obsolescence	16,693	(13,210)	14,817	(12,530)
Closing balance	(91,467)	(108,160)	(75,527)	(90,344)

Allowances for certain items considered obsolete or slow-moving were recognized.

As of June 30, 2013, the Company has long-term iron ore inventories amounting to R$144,483, classified in other non-current assets (R$144,483 as of December 31, 2012), as described in note 7.

7.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Judicial deposits (Note 16)			696,927	718,026			654,408	680,603
Credits with the PGFN (*) (Note 15)			86,382	84,392			86,382	84,392
Recoverable taxes (**)	414,726	407,297	187,057	183,092	257,438	267,172	79,762	68,675
Prepaid expenses	40,297	38,767	40,518	42,893	20,856	17,757	20,090	21,580
Actuarial asset - related party (Note 18)			93,546	93,546			93,163	93,163
Unrealized gains on derivatives (Note 13 I)	80,709	239,266	2,780		80,446	237,525
Guarantee margin on financial instruments (Note 13 V)	153,514	426,328			17,151	17,024
Ore inventory (Note 6)			144,483	144,483			144,483	144,483
Northeast Investment Fund (FINOR)			8,452	8,452			8,452	8,452
Trade receivables			15,895	8,983			10,727	10,649
Receivables from related parties (Note 18 b)	18,642	25,671	371,760	325,214	137,819	114,478	763,878	527,252
Other	18,330	14,826	14,875	18,058			14,586	17,708
	726,218	1,152,155	1,662,675	1,627,139	513,710	653,956	1,875,931	1,656,957

 (*) Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program) as described in note 15 (a).

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(**) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period, and income tax and social contribution for offset.

8.     INCOME TAX AND SOCIAL CONTRIBUTION

The information related to income tax and social contribution did not had significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of June 30, 2013.

(a)   Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the period are as follows:

	Consolidated
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Income tax and social contribution expenses (income)
Current	(163,846)	(150,065)	(86,011)	(69,381)
Deferred	467,700	882,801	247,887	769,989
	303,854	732,736	161,876	700,608

	Parent Company
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Income tax and social contribution income
Current
Deferred	459,876	929,664	242,372	814,383
	459,876	929,664	242,372	814,383

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

	Consolidated
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Profit (loss) before income tax and social contribution	214,348	(1,688,542)	340,010	(1,749,049)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(72,878)	574,104	(115,603)	594,677
Adjustment to reflect effective rate:
Interest on capital benefit	190,400	80,912		40,727
Income subject to special tax rates or untaxed	227,071	405,950	310,285	409,692
Tax loss carryforwards without recognizing deferred taxes	(7,367)	(54,239)	4,281	(54,239)
Impairment of available-for-sale security		(264,441)		(264,441)
Other permanent deductions (add-backs)	(33,372)	(9,550)	(37,087)	(25,808)
Income tax and social contribution in profit (loss) for the period	303,854	732,736	161,876	700,608
Effective rate	142%	-43%	48%	-40%

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	Parent Company
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Profit (loss) before income tax and social contribution	61,919	(1,851,330)	252,097	(1,846,743)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(21,052)	629,452	(85,713)	627,893
Adjustment to reflect effective rate:
Interest on capital benefit	190,400	80,912		40,727
Equity in subsidiaries	320,428	170,836	358,669	107,427
Other permanent deductions (add-backs)	(29,900)	48,464	(30,584)	38,336
Income tax and social contribution in profit (loss) for the period	459,876	929,664	242,372	814,383
Effective rate	743%	-50%	96%	-44%

(b)   Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the interim financial statements. They are presented at net amounts when related to a sole jurisdiction.

	Consolidated
	Opening balance	Movement			Closing balance
	12/31/2012	Comprehensive income	Profit or loss	Other	6/30/2013
Deferred tax assets
Income tax loss carryforwards	818,705		178,256	15,274	1,012,235
Social contribution loss carryforwards	242,606		66,915		309,521
Temporary differences	1,115,768	335,608	211,137	(6,996)	1,655,517
- Provision for tax, social security, labor, civil and environmental risks	271,878		26,815		298,693
- Allowance for asset losses	48,190		(1,973)		46,217
- Allowance for inventory losses	29,638		(7,793)		21,845
- Allowance for gains/(losses) on financial instruments	363,966	335,608	57,796		757,370
- Accrued pension and healthcare plan (actuarial liability)	157,684				157,684
- Accrued supplies and services	55,072		8,905		63,977
- Allowance for doubtful debts	30,761		1,162		31,923
- Goodwill on acquisitions	(89,402)		(8,429)	(6,991)	(104,822)
- Unrealized exchange differences (*)	197,944		105,521		303,465
- Other	50,037		29,133	(5)	79,165
Non-current assets	2,177,079	335,608	456,308	8,278	2,977,273

Deferred tax liabilities
- Business combination	225,965		(12,500)	14,721	228,186
- Other	12,276		1,108	864	14,248
Non-current liabilities	238,241		(11,392)	15,585	242,434

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	Parent Company
	Opening balance	Movement		Closing balance
	12/31/2012	Comprehensive income	Profit or loss	6/30/2013
Deferred tax assets
Income tax loss carryforwards	639,247		181,615	820,862
Social contribution loss carryforwards	231,805		68,125	299,930
Temporary differences	998,723	251,285	210,136	1,460,144
- Provision for tax, social security, labor, civil and environmental risks	264,958		26,560	291,518
- Allowance for asset impairment losses	40,035		(229)	39,806
- Allowance for inventory impairment losses	29,472		(7,686)	21,786
- Allowance for gains/(losses) on financial instruments	191,511	251,285	57,180	499,976
- Accrued pension and healthcare plan (actuarial liability)	157,802			157,802
- Accrued supplies and services	52,379		9,447	61,826
- Allowance for doubtful debts	29,752		1,053	30,805
- Goodwill on acquisitions	10,031		(6,687)	3,344
- Unrealized exchange differences (*)	197,944		105,521	303,465
- Other	24,839		24,977	49,816
Non-current assets	1,869,775	251,285	459,876	2,580,936

(*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

Some Group companies recognized tax credits on income tax and social contribution loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by the mentioned instruction and the limit of 30% of the taxable profit.

Certain group companies have tax assets amounting to R$808,540 and R$261,488, related to income tax and social contribution loss carryforwards, for which no deferred taxes were set up, of which R$11,518 expire in 2013, R$825 in 2014, R$33,131 in 2015, and R$54,455 in 2025. The remaining tax assets refer to domestic companies and, therefore, are not subject to statute of limitations.

The undistributed profits of the Company’s foreign subsidiaries have been invested and will continue to be indefinitely invested in their operations. These undistributed profits of the Company’s foreign subsidiaries amounted to R$6,777,821 as of June 30, 2013 (R$6,307,956 as of December 31, 2012).

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(c)   Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

	Consolidated		Parent Company
	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Income tax and social contribution
Gains on defined benefit pension plan	66,155	66,155	65,980	65,980
Changes in the fair value of available-for-sale financial assets	(41,556)	(377,164)	(33,880)	(285,164)
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
	(400,911)	(736,519)	(393,410)	(644,694)

(d)   Tax incentives

The Company enjoys Income Tax incentives based on the legislation in effect, such as:  Worker Food Program, the Rouanet Law (tax incentives related to cultural activities), Tax Incentives for Audiovisual Activities, and Funds for the Rights of Children and Adolescents.  Until June 30, 2013, this benefit had not been used (R$238 as of December 31, 2012).

9.     INVESTMENTS

The information related to the description of activities of subsidiaries, jointly controlled entities, associates and other investments did not dad changes in relation to that disclosed in the Company's financial statements as of December 31, 2012. and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of June 30, 2013.

a)     Direct equity interests in subsidiaries and jointly controlled entities

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	6/30/2013							12/31/2012				6/30/2012
Companies	Number of shares						Profit					Profit
	held by CSN		%				(loss)%					(loss)
	(in units)		Direct equity			Shareholders'	for the	Direct equity			Shareholders'	for the
	Common	Preferred	interest	Assets	Liabilities	equity	period	interest	Assets	Liabilities	equity	period
Subsidiaries
CSN Islands VII Corp.	20,001,000		100.00	7,576,559	7,824,553	(247,994)	(45,282)	100.00	7,058,295	7,261,007	(202,712)	19,600
CSN Islands VIII Corp.	2,501,000		100.00	1,337,575	1,303,672	33,903	(19,832)	100.00	1,419,190	1,365,455	53,735	(1,946)
CSN Islands IX Corp.	3,000,000		100.00	928,498	926,502	1,996	123	100.00	856,329	854,456	1,873	30
CSN Islands X Corp.	1,000		100.00	48	49,517	(49,469)	(4,243)	100.00	57	45,283	(45,226)	(3,565)
CSN Islands XI Corp.	50,000		100.00	1,699,111	1,691,450	7,661	765	100.00	1,566,837	1,559,941	6,896	299
CSN Islands XII Corp.	1,540		100.00	1,838,668	2,215,756	(377,088)	(97,111)	100.00	1,763,078	2,043,055	(279,977)	(73,176)
Tangua Inc.												1,794
International Investment Fund							(28)	100.00	98		98	(1,101)
CSN Minerals S.L.U.	131,649,926		100.00	4,012,939	902	4,012,037	250,045	100.00	3,762,487	495	3,761,992	633,623
CSN Export Europe, S.L.U.	35,924,748		100.00	863,874	245	863,629	73,726	100.00	790,202	299	789,903	58,553
CSN Metals S.L.U.	256,951,582		100.00	1,362,819	5,258	1,357,561	103,250	100.00	1,254,559	247	1,254,312	94,603
CSN Americas S.L.U.	151,877,946		100.00	1,802,509	6,494	1,796,015	102,641	100.00	1,688,612	10,383	1,678,229	220,100
CSN Steel S.L.U.	454,072,527		100.00	2,479,315	394,750	2,084,565	48,012	100.00	2,337,092	368,325	1,968,767	(126,960)
Sepetiba Tecon S.A.	254,015,052		99.99	289,514	45,222	244,292	20,972	99.99	259,258	35,939	223,319	11,545
Mineração Nacional S.A.	999,999		99.99	1,169	140	1,029	19	99.99	1,151	97	1,054	35
Florestal Nacional S.A.	24,616,207		99.99	357,648	778,150	(420,502)	(28,848)	99.99	440,909	742,238	(301,329)	(437,904)
Estanho de Rondônia S.A.	34,236,306		99.99	46,924	13,826	33,098	(658)	99.99	48,986	15,231	33,755	51
Cia Metalic Nordeste	92,293,155		99.99	165,051	43,049	122,002	(383)	99.99	169,282	46,897	122,385	848
Companhia Metalúrgica Prada	466,879		100.00	730,134	530,136	199,998	(10,145)	99.99	686,299	456,952	229,347	(173,655)
CSN Cimentos S.A.	3,734,582,664		99.99	1,198,213	87,730	1,110,483	29,385	99.99	1,237,779	102,523	1,135,256	(327,175)
Congonhas Minérios S.A.	64,610,862		99.99	1,986,472	2,008,561	(22,089)	(36)	99.99	1,984,592	2,006,645	(22,053)	(17,113)
CSN Energia S.A.	43,149		99.99	29,419	13,877	15,542	7,490	99.99	15,796	7,744	8,052	(11,717)
Transnordestina Logística S.A.	25,193,140	1,397,545	77.38	4,709,102	3,151,949	1,557,153	(25,541)	76.13	3,902,500	2,450,426	1,452,074	(29,008)
FTL - Ferrovia Transnordestina Logística S.A.	9,999		99.99	10		10		99.99	10		10
Jointly Controlled Entities
Nacional Minérios S.A.	285,040,443		60.00	9,344,944	1,047,612	8,297,332	495,639	60.00	9,118,928	1,317,238	7,801,690	978,346
Itá Energética S.A.	253,606,842		48.75	335,615	16,208	319,407	3,790	48.75	375,370	45,566	329,804	45,245
MRS Logística S.A.	52,414,154	40,301,916	27.27	1,718,614	1,019,000	699,614	43,874	27.27	1,712,266	1,026,680	685,586	178,097
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,876,146		50.00	19,737	17,331	2,406	506	50.00	14,635	12,747	1,888	(561)
CGPAR - Construção Pesada S.A.	500		50.00	42,549	38,172	4,377	3,447	50.00	37,599	36,669	930
Associates
Arvedi Metalfer do Brasil	21,206,408		20.00	26,843	14,054	12,789	(189)	20.00	22,718	9,740	12,977

The number of shares, the balances of assets, liabilities and shareholders' equity, and the amounts of profit or loss for the period refer to the equity interests held by CSN in those companies.

b)     Changes in investments in associates, subsidiaries and jointly controlled entities

		Consolidated	Parent Company
	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Opening balance of investments	10,839,787	10,017,456	23,356,506	22,573,890
Opening balance of impairment loss allowance			(851,298)	(476,463)
Capital increase/acquisition of shares	5,765	165,792	138,293	649,496
Capital reduction				(1,855,208)
Dividends	(28,082)	(547,604)	(42,315)	(585,675)
Share of profits (losses) of investees	539,842	1,103,632	942,436	1,331,593
Comprehensive income (*)	(992,590)	94,967	(824,964)	867,905
Other	(1,760)	5,544	(1,762)	(330)
Closing balance of investments	10,362,962	10,839,787	23,834,038	23,356,506
Closing balance of impairment loss allowance			(1,117,142)	(851,298)

(*) Below is a reconciliation of the share of profits (losses) of jointly controlled entities and the share of profits (loses) of investees recorded in the balance sheet after the reclassifications:

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		Consolidated
	6/30/2013	12/31/2012
Share of profits (losses) of investees	539,842	1,103,632
Reclassifications
To cost of sales	(56,988)	(93,592)
To finance costs	(307,502)	(606,703)
To income tax and social contribution	123,928	238,099
Adjusted share of profits (losses) of investees	299,280	641,436

(**) Refers to the mark-to-market of investments classified as available-for-sale and the translation into the presentation currency.

c)     Investments in jointly controlled entities

The balances in the balance sheet and the statement of operations whose control is shared are shown below:

	6/30/2013					12/31/2012
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	60.00%	48.75%	27.27%	50.00%	50.00%
Balance sheet
Current assets	6,073,208	30,021	747,235	34,496	51,234	5,654,420	89,370	931,922	25,383	42,676
Non-current assets	9,564,467	658,420	5,555,119	4,978	33,864	9,513,580	680,621	5,347,154	3,887	32,522
Long-term receivables	8,247,337	34,853	422,248	4	2	8,296,673	39,771	440,545		246
Investments, PP&E and intangible assets	1,317,130	623,567	5,132,871	4,974	33,862	1,216,907	640,850	4,906,609	3,887	32,276
TOTAL ASSETS	15,637,675	688,441	6,302,354	39,474	85,098	15,168,000	769,991	6,279,076	29,270	75,198

Current liabilities	1,427,251	27,171	1,138,684	22,034	42,649	1,889,429	87,658	1,209,841	16,131	58,524
Non-current liabilities	381,538	6,076	2,598,105	12,628	33,695	355,401	5,812	2,555,114	9,364	14,814
Shareholders’ equity	13,828,886	655,194	2,565,565	4,812	8,754	12,923,170	676,521	2,514,121	3,775	1,860
Total liabilities and shareholders' equity	15,637,675	688,441	6,302,354	39,474	85,098	15,168,000	769,991	6,279,076	29,270	75,198

	6/30/2013					6/30/2012
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Nacional Minérios (*)	Itá Energética	MRS Logística
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	60.00%	48.75%	27.27%
Statement of operations
Net revenue	1,112,430	69,801	1,379,073	46,866	65,539	1,812,046	127,178	1,443,031
Cost of sales and services	(657,793)	(37,062)	(937,524)	(42,912)	(55,235)	(1,303,139)	(32,101)	(972,397)
Gross profit	454,637	32,739	441,549	3,954	10,304	508,907	95,077	470,634
Operating (expenses) income	(47,759)	(21,593)	(117,584)	(2,664)	(25)	(177,801)	(25,006)	(126,564)
Finance income (costs), net	846,940	608	(73,444)	226	149	792,959	(1,536)	(70,858)
Income before income tax and social contribution	1,253,818	11,754	250,521	1,516	10,428	1,124,065	68,535	273,212
Current and deferred income tax and social contribution	(348,100)	(3,979)	(89,629)	(504)	(3,534)	(150,995)	(23,290)	(95,115)
Profit for the period	905,718	7,775	160,892	1,012	6,894	973,070	45,245	178,097

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

The balance sheet and the statement of income amounts refer to 100% of the companies’ results.

10.   PROPERTY, PLANT AND EQUIPMENT

The information related to property, plant and equipment did not had significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012.

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							Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2012	185,039	1,528,232	7,216,978	34,262	9,192,369	362,184	18,519,064
Cost	185,039	1,828,492	11,358,581	145,255	9,192,369	683,889	23,393,625
Accumulated depreciation		(300,260)	(4,141,603)	(110,993)		(321,705)	(4,874,561)
Balance at December 31, 2012	185,039	1,528,232	7,216,978	34,262	9,192,369	362,184	18,519,064
Effect of foreign exchange differences	2,997	10,691	46,074	179	330	973	61,244
Acquisitions	12	376	106,759	1,089	849,124	5,923	963,283
Capitalized interest (Notes 23 and 29)					241,882		241,882
Write-offs		(1)	(4,252)	(24)	(21,553)	(5)	(25,835)
Depreciation		(29,165)	(513,798)	(3,167)		(16,151)	(562,281)
Estimated losses on disposal of assets						(2,747)	(2,747)
Transfers to other asset categories	17,688	122,676	502,317	1,360	(648,280)	4,239
Transfers to intangible assets					(10,070)		(10,070)
Other			(75,184)		194,986	48,189	167,991
Balance at June 30, 2013	205,736	1,632,809	7,278,894	33,699	9,798,788	402,605	19,352,531
Cost	205,736	1,966,315	11,943,902	148,123	9,798,788	729,834	24,792,698
Accumulated depreciation		(333,506)	(4,665,008)	(114,424)		(327,229)	(5,440,167)
Balance at June 30, 2013	205,736	1,632,809	7,278,894	33,699	9,798,788	402,605	19,352,531
	Parent Company
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2012	105,342	935,133	5,819,527	27,097	4,586,401	162,682	11,636,182
Cost	105,342	1,065,326	9,052,087	125,936	4,586,401	259,592	15,194,684
Accumulated depreciation		(130,193)	(3,232,560)	(98,839)		(96,910)	(3,558,502)
Balance at December 31, 2012	105,342	935,133	5,819,527	27,097	4,586,401	162,682	11,636,182
Acquisitions	12	372	89,915	941	530,079	2,990	624,309
Capitalized interest (Notes 23 and 29)					145,836		145,836
Write-offs					(7,262)		(7,262)
Depreciation		(15,808)	(440,078)	(2,345)		(6,162)	(464,393)
Transfers to other asset categories	70	118,268	496,402	1,305	(616,854)	809
Transfers to intangible assets					(8,616)		(8,616)
Other			(76,720)		132,058	36,238	91,576
Balance at June 30, 2013	105,424	1,037,965	5,889,046	26,998	4,761,642	196,557	12,017,632
Cost	105,424	1,185,915	9,559,735	128,177	4,761,642	299,498	16,040,391
Accumulated depreciation		(147,950)	(3,670,689)	(101,179)		(102,941)	(4,022,759)
Balance at June 30, 2013	105,424	1,037,965	5,889,046	26,998	4,761,642	196,557	12,017,632

(*) In consolidated, refer basically to railway assets, such as yards, tracks and railway sleepers. In Company, it also includes leasehold improvements, vehicles, hardware, mines and fields and replacement storeroom supplies.

The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project objective	Start date	Scheduled completion		6/30/2013	12/31/2012
Logistics
	Expansion of Transnordestina railroad by 1,728 km for transportation mainly of iron ore, limestone, soybeans, cotton, sugarcane, fertilizers, oil and fuels.	2009	2016		4,313,193	3,925,720
	Equalization of Cradle 301.	2012	2014		75,630	27,554
	Current investments for maintenance of current operations.				763,638	726,416
					5,152,461	4,679,690
Mining
	Expansion of Casa de Pedra Mine production capacity.	2007	2015/2016	(1)	1,384,426	1,329,565
	Expansion of TECAR export capacity.	2009	2014/2016	(2)	716,555	695,859
	Current investments for maintenance of current operations.				103,203	332,638
					2,204,184	2,358,062
Steel
	Implementation of the long steel mill for production of rebar and wire rod.	2008	2013		1,654,932	1,460,694
	Implementation of a system to recover the gas pressure system of the AF#3.	2006	2013		74,850	60,750
	Current investments for maintenance of current operations.				297,176	356,105
					2,026,958	1,877,549
Cement
	Construction of cement plants	2011	2015		389,037	241,412
	Current investments for maintenance of current operations.				26,148	35,656
					415,185	277,068
Total construction in progress					9,798,788	9,192,369

(1)    Expected date for completion of the 40 Mtpa and 42 Mtpa stages

(2)    Expected date for completion of the 45 Mtpa and 60 Mtpa stages

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a)      Additions to depreciation, amortization and depletion for the year were distributed as follows:

				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Production cost	538,406	500,983	257,351	255,084
Selling expenses	4,175	4,019	2,103	2,031
General and administrative expenses	7,963	7,093	3,854	3,536
	550,544	512,095	263,308	260,651
Other operating expenses (*)	28,945	6,399	21,908	3,180
	579,489	518,494	285,216	263,831

			Parent Company
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Production cost	445,308	436,480	219,118	221,373
Selling expenses	3,251	3,079	1,633	1,560
General and administrative expenses	4,124	3,931	2,102	1,954
	452,683	443,490	222,853	224,887
Other operating expenses (*)	14,149	5,733	7,364	2,751
	466,832	449,223	230,217	227,638

(*) Refers to the depreciation of unused equipment (see note 22).

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11.   INTANGIBLE ASSETS

The information related to intangible assets did not had significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of June 30, 2013.

	Consolidated					Parent Company
	Goodwill	Customer relations	Software	Other	Total	Goodwill	Software	Total
Balance at December 31, 2012	455,903	347,440	9,394	92,124	904,861	13,091	6,577	19,668
Cost	666,768	347,440	41,849	92,124	1,148,181	14,135	26,787	40,922
Accumulated amortization	(150,004)		(32,455)		(182,459)	(1,044)	(20,210)	(21,254)
Adjustment for accumulated recoverable value	(60,861)				(60,861)
Balance at December 31, 2012	455,903	347,440	9,394	92,124	904,861	13,091	6,577	19,668
Effect of foreign exchange differences		22,945	56	6,401	29,402
Acquisitions and expenditures			38		38		11	11
Transfer of property, plant and equipment			10,070		10,070		8,616	8,616
Amortization		(14,178)	(3,030)		(17,208)		(2,439)	(2,439)
Other movements			20		20
Balance at June 30, 2013	455,903	356,207	16,548	98,525	927,183	13,091	12,765	25,856
Cost	666,768	371,583	77,718	98,525	1,214,594	14,135	35,415	49,550
Accumulated amortization	(150,004)	(15,376)	(61,170)		(226,550)	(1,044)	(22,650)	(23,694)
Adjustment for accumulated recoverable value	(60,861)				(60,861)
Balance at June 30, 2013	455,903	356,207	16,548	98,525	927,183	13,091	12,765	25,856

12.   BORROWINGS, FINANCING AND DEBENTURES

The information related to borrowings, financing and debentures did not had significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012.

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

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	Consolidated					Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Rates p.a. (%)	Current liabilities		Non-current liabilities
		6/30/2013	12/31/2012	6/30/2013	12/31/2012		6/30/2013	12/31/2012	6/30/2013	12/31/2012
FOREIGN CURRENCY
Prepayment	1% to 3.50%	192,211	162,290	1,646,191	1,104,271	1% to 3.50%	192,211	162,290	1,646,191	1,104,271
Prepayment	3.51% to 7.50%	192,115	8,954	221,560	878,705	3.51% to 7.50%	316,503	121,962	2,590,849	3,105,474
Perpetual bonds	7.00%	3,016	2,781	2,215,600	2,043,500
Fixed rate notes	6.5% to 10%	1,371,894	1,265,330	5,206,660	4,802,225	4.14% to 9.13%	1,341,385	1,422,531	2,301,588	2,122,809
Financed imports	6.24%	3,986	6,813			6.24%	3,986	6,813
CCB	1.54%
BNDES/FINAME	Res. 635/87 interest + 1.7% and 2.7%	29,229	32,395		10,755	Res. 635/87 interest + 1.7% and 2.7%	26,804	29,703		9,863
Intercompany						6M Libor + 2.25 and 6M Libor + 3% and 2.01% and 2.5%	690,526	91,505	103,580	634,124
Other	1.40% to 8.00% + 1.2%	8,467	9,860	437,409	409,337
		1,800,918	1,488,423	9,727,420	9,248,793		2,571,415	1,834,804	6,642,208	6,976,541
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2% and fixed rate of 2.5% to 10%	240,750	346,623	1,535,158	1,535,255	TJLP + 1.5% to 3.2% and fixed rate of 2.5% to 5%	176,099	253,852	825,974	835,513
Debentures	105.8%, 106% and 110.8% CDI + TJLP + 0.85%	765,897	128,239	4,504,996	4,436,892	105.8%, 106% and 110.8% CDI	581,285	46,355	2,182,500	2,715,000
Prepayment	106.5%, 107%, 110.8 % and 110.79% CDI + Fixed rate of 7.995 and 8%	79,513	163,812	5,345,000	4,800,000	106.5%, 107% and 110.8 % CDI + fixed rate of 7.995 and 8%	62,069	147,713	3,345,000	2,800,000
CCB	112.5% CDI	67,284	62,072	7,200,000	7,200,000	112.5% CDI	67,284	62,072	7,200,000	7,200,000
Intercompany						110.79% CDI	390,416	302,299	970,022	1,077,420
Other		10,329	10,983	15,043	16,581		2,026	1,986	3,043	3,973
		1,163,773	711,729	18,600,197	17,988,728		1,279,179	814,277	14,526,539	14,631,906
Total borrowings and financing		2,964,691	2,200,152	28,327,617	27,237,521		3,850,594	2,649,081	21,168,747	21,608,447
Transaction costs and issue premiums		(30,142)	(31,030)	(86,476)	(101,939)		(26,730)	(27,578)	(78,455)	(89,958)
Total borrowings and financing + transaction costs		2,934,549	2,169,122	28,241,141	27,135,582		3,823,864	2,621,503	21,090,292	21,518,489

The balances of prepaid intercompany borrowings total R$2,493,678 as of June 30, 2013 (R$2,339,776 as of December 31, 2012) and the balances of Fixed Rate Notes and Intercompany Bonds total R$3,642,973 (R$3,545,340 as of December 31, 2012), see note 18.

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of June 30, 2013, the principal of long-term borrowings, financing and debentures by maturity year is as follows:

		Consolidated	Parent Company
2014	1,992,896	7%	1,899,407	9%
2015	3,700,141	13%	3,701,441	17%
2016	3,207,565	11%	2,746,191	13%
2017	3,281,481	12%	2,600,029	12%
2018	3,631,706	13%	2,741,731	13%
After 2018	10,298,228	36%	7,479,948	36%
Perpetual bonds	2,215,600	8%
	28,327,617	100%	21,168,747	100%

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•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current period:

		Consolidated	Parent Company
	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Opening balance	29,304,704	27,149,687	24,139,992	23,335,636
Funding	1,225,822	3,510,834	553,071	2,712,471
Amortization	(1,476,776)	(4,539,026)	(1,282,436)	(4,713,335)
Other (*)	2,121,940	3,183,209	1,503,529	2,805,220
Closing balance	31,175,690	29,304,704	24,914,156	24,139,992

(*) Refers mainly to unrealized exchange and inflacion adjustments.

Borrowing and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them as of June 30, 2013.

In April 2013, the Company contracted an Export Credit Note amounting to R$ 200,000 from Banco do Brasil, which will mature in April 2017. The NCE (export credit note) bears interest equivalent to 107% of the average rate of the Interbank Deposit Certificate (CDI) Cetip. and interest thereon will be paid semiannually in April and October.

•       Debentures

i. Transnordestina Logística

In June 2013 Transnordestina issued its sixth series of debentures amounting to R$650,000, which will mature on October 3, 2027. These funds will be used in the Eliseu Martins – Trindade module.

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties and do not include guarantees provided for subsidiaries and jointly controlled entities. As of June 30, 2013, the amount is R$8,471 (R$12,233 as of December 31, 2012).

13.   FINANCIAL INSTRUMENTS

The information related to financial instruments did not had significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of June 30, 2013.

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

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•           Classification of financial instruments

Consolidated		6/30/2013					12/31/2012
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current assets
Cash and cash equivalents	4			12,272,870		12,272,870			11,891,821		11,891,821
Trade receivables, net	5			1,669,225		1,669,225			1,646,090		1,646,090
Guarantee margin on financial instruments	7 and 13			153,514		153,514			426,328		426,328
Derivative financial instruments	7 and 13		80,709			80,709		239,266			239,266

Non-current assets
Other trade receivables	7			15,895		15,895			8,983		8,983
Investments		1,343,547				1,343,547	2,336,137				2,336,137
Derivative financial instruments	7		2,780			2,780
Short-term investments				145,785		145,785			116,753		116,753

Liabilities
Current liabilities
Borrowings and financing	12				2,964,691	2,964,691				2,200,152	2,200,152
Derivative financial instruments	13 and 14		83,293			83,293		244,333			244,333
Trade payables					1,704,287	1,704,287				2,025,461	2,025,461
Non-current liabilities
Borrowings and financing	12				28,327,617	28,327,617				27,237,521	27,237,521
Derivative financial instruments	13 and 14		13,917			13,917

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated				6/30/2013				12/31/2012
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Derivative financial instruments		80,709		80,709		239,266		239,266
Non-current assets
Investments	1,343,547			1,343,547	2,336,137			2,336,137
Derivative financial instruments		2,780		2,780

Liabilities
Current liabilities
Derivative financial instruments		83,293		83,293		244,333		244,333
Non-current liabilities
Derivative financial instruments		13,917		13,917

II – investments in financial instruments classified as available for sale and measured at fair value through OCI

Potential impairment of financial assets classified as available for sale

The Company has investments in common (USIM3) and preferred (USIM5) shares (“Usiminas Shares”), designated as available-for-sale financial assets  as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA).

Considering the volatility of the quotations of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, i.e., the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument shows a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its acquisition price during more than twelve months.

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Based on the qualitative and quantitative elements, management concluded, in its best judgment, that there was evidence of a significant impairment of the investment in Usiminas shares as of June 30, 2012, and, consequently, reclassified the accumulated losses recorded in other comprehensive income amounting to R$1,599,485, net of income tax and social contribution, to profit for the year, by recognizing R$2,022,793 in other operating expenses and R$423,308 in deferred taxes.

In December 2012 there was an additional recognition of R$264,441 related to deferred taxes on accumulated losses due to the annual analysis of the effective income tax and social contribution rate that took into consideration the temporary differences generated by this investment in CSN subsidiaries resulting from the reclassification of accumulated losses.

Beginning this date, pursuant to a Company's policy, gains and losses arising from the variation of the quotation of shares were recognized in other comprehensive income. However, as of June 30, 2013, there was an additional decline in the quotation of the common shares (USIM3) as compared with the quotation as of June 30, 2012 which, according to the Company's accounting policy, generated a loss of R$5,002, recorded directly in other operating expenses.

The Company continues to evaluate strategic alternatives with respect to its investment in Usiminas. These initiatives can, for example, affect the way an investment is recorded in the Company’s financial statements.

III – Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values of consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		6/30/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	2,218,616	2,034,260	2,046,281	2,102,366
Fixed rate notes	6,578,554	6,591,733	6,067,555	6,811,081

IV     Financial risk management policy

As of June 30, 2013, there were no changes in the financial risk management policies in relation to those disclosed in the Company's financial statements for the year ended December 31, 2012.

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•           Foreign exchange exposure

The consolidated net exposure as of June 30, 2013 is as follows:

		6/30/2013
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	4,981,846	1,314
Derivative guarantee margin	61,547
Trade receivables	264,838	40,302
Intercompany borrowings	62,424	79,586
Advances to suppliers	35,818	1,052
Other assets	175	40,364
Total assets	5,406,648	162,618
Borrowings and financing	(4,990,376)	(120,925)
Trade payables	(182,278)	(4,422)
Other liabilities	(20,659)	(14,321)
Intercompany borrowings	(13,626)
Total liabilities	(5,206,939)	(139,668)
Gross exposure	199,709	22,950
Notional amount of derivatives contracted	10,000	(90,000)
Net exposure	209,709	(67,050)

•         Exchange swap transactions

US dollar-to-real exchange swap

					6/30/2013				12/31/2012
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional amount (US$’000)	Asset position	Liability position	Amount receivable	Notional amount (US$’000)	Asset position	Liability position	Amount receivable
Santander	2/1/2015	10,000	24,444	(21,666)	2,778	10,000	22,686	(20,946)	1,740
		10,000	24,444	(21,666)	2,778	10,000	22,686	(20,946)	1,740

The position of outstanding transactions was recorded in the Company’s assets and totals R$2,778 as of June 30, 2013 (R$1,740 in assets as of December 31, 2012) and its effects were recognized in finance income (costs) as gain totaling R$1,038 as of June 30, 2013 (gain of R$7,783 as of June 30, 2012) (see note 23).

Euro-to-US dollar exchange swap

					6/30/2013				12/31/2012
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional amount (€’000)	Asset position	Liability position	Amount (payable)	Notional amount (€’000)	Asset position	Liability position	Amount (payable)
Itaú BBA	7/19/2013	30,000	85,609	(86,495)	(886)	40,000	51,793	(52,876)	(1,083)
HSBC	7/19/2013	60,000	171,238	(172,989)	(1,751)	25,000	32,373	(33,047)	(674)
Goldman Sachs						25,000	32,363	(33,047)	(684)
		90,000	256,847	(259,484)	(2,637)	90,000	116,529	(118,970)	(2,441)

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The position of outstanding transactions was recorded in the Company’s liabilities and totals R$2,637 as of June 30, 2013 (R$2,441 in liabilities as of December 31, 2012) and its effects were recognized in finance income (costs) as gain totaling R$2,025 as of June 30, 2013 (gain of R$5,854 as of June 30, 2012), of which R$4,662 refers to already settled transactions (see note 23).

Euro-to-US dollar exchange swap

The subsidiary Lusosider carries out transactions with derivatives to hedge its exposure against the euro-dollar fluctuation. As of June 30, 2013, the gross position was US$993 and the net position was US$10,943 (including the derivatives below).

					6/30/2013				12/31/2012
		Notional amount (US$’000)	Appreciation (R$)		Fair value (market)	Notional amount (US$’000)	Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity		Asset position	Liability position	Amount receivable		Asset position	Liability position	Amount receivable
BES	9/28/2013	11,936	26,307	(26,043)	264	44,392	90,687	(94,928)	(4,241)
		11,936	26,307	(26,043)	264	44,392	90,687	(94,928)	(4,241)

The position of outstanding transactions was recorded in the Company’s assets and totals R$264 as of June 30, 2013 (R$4,241 in liabilities as of December 31, 2012) and its results were consolidated in finance income (costs) as gain totaling R$4,276 as of June 30, 2013 (loss of R$523 as of June 30, 2012), of which R$4,012 refers to already settled transactions (see note 23).

Yen-to-US dollar exchange swap

					6/30/2013				12/31/2012
		Notional amount (yen)	Accounting position		Fair value (market)	Notional amount (yen)	Accounting position		Fair value (market)
Counterparties	Transaction maturity		Asset position	Liability position	Amount receivable		Asset position	Liability position	Amount receivable
Deutsche Bank	12/12/2013	59,090,000	80,446	(80,142)	304	59,090,000	237,525	(236,964)	561
		59,090,000	80,446	(80,142)	304	59,090,000	237,525	(236,964)	561

The position of outstanding transactions was recorded in the Company’s assets and totals R$304 as of June 30, 2013 (R$561 in assets as of December 31, 2012) and its effects were recognized in finance income (costs) as loss totaling R$60 as of June 30, 2013 (gain of R$283 as of June 30, 2012) (see note 23).

•         Sensitivity analysis of the US dollar-to-real exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of June 30, 2013 recognized in assets, amounting to R$2,778. The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for the volatility of  the real-dollar parity, using as reference the closing exchange rate as of June 30, 2013 of R$2.2156.

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				6/30/2013
	Risk	Notional amount (US$’000)	Scenario 1	Scenario 2

Net currency swap	US dollar fluctuation	10,000	(5,539)	(11,078)

Exchange exposure in functional currency R$	US dollar fluctuation	199,709	(110,619)	(221,238)
(not including exchange derivatives above)

Consolidated exchange exposure	US dollar fluctuation	209,709	(116,158)	(232,316)
(including exchange derivatives above)

•         Sensitivity analysis of the euro-to-dollar exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of June 30, 2013 recognized in liabilities, amounting to R$2,637. The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for the volatility of the real-euro parity using as reference the closing exchange rate as of June 30, 2013 of R$2.8827.

				6/30/2013
	Risk	Notional amount (€’000)	Scenario 1	Scenario 2

Net currency swap	Euro fluctuation	(90,000)	64,861	129,722

Exchange exposure in functional currency R$	Euro fluctuation	22,950	(16,539)	(33,079)
(not including exchange derivatives above)

Consolidated exchange exposure	Euro fluctuation	(67,050)	48,322	96,643
(including exchange derivatives above)

•         Sensitivity analysis of the dollar-to-euro swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of June 30, 2013 recognized in assets, amounting to R$264. The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for the volatility of the dollar-to-euro parity, using as reference the closing exchange rate as of June 30, 2013 of R$1.3197.

				6/30/2013
	Risk	Notional amount (US$’000)	Scenario 1	Scenario 2

Net currency swap	US dollar fluctuation	11,936	(3,938)	(7,876)

Exchange exposure in functional currency euro	US dollar fluctuation	(993)	328	655
(not including exchange derivatives above)

Consolidated exchange exposure	US dollar fluctuation	10,943	(3,610)	(7,221)
(including exchange derivatives above)

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•         Interest rate risk

Short- and long-term liabilities indexed to floating interest rate and inflation indices. Due to this exposure, the Company undertakes derivative transactions to better manage these risks.

•         Interest rate swap transactions (LIBOR to CDI)

					6/30/2013					12/31/2012
		Notional amount (US$’000)	Appreciation (R$)		Fair value (market) (R$)		Notional amount (US$’000)	Appreciation (R$)		Fair value (market) (R$)
Counterparties	Transaction maturity	2013	Asset position	Liability position	Amount payable	Transaction maturity	2012	Asset position	Liability position	Amount payable
CSFB	12/8/2013	43,000	73,033	(73,546)	(513)	2/13/2013	64,500	109,540	(110,226)	(686)

The position of outstanding transactions was recorded in the Company’s liabilities and totals R$513 as of June 30, 2013 (R$686 in liabilities as of December 31, 2012) and its effects were recognized in finance income (costs) as loss totaling R$2,294 as of June 30, 2013 (loss of R$5,907 as of June 30, 2012), of which R$1,781 refers to already settled transactions.

•         Sensitivity analysis of interest rate swaps (LIBOR to CDI)

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of June 30, 2012 amounting to R$513 recognized in liabilities. The Company considered the scenarios below for the LIBOR (US$) and CDI interest rates volatility.

						6/30/2013
	Notional amount (US$’000)	Risk	25%	50%	25%	50%
LIBOR-to-CDI interest rate swap	43,000	(Libor) US$	(6,931)	(8,219)	6,931	8,219

•         Interest rate swap transactions (Fixed rate to CDI)

Its purpose is to peg obligations subject to a fixed rate to the fluctuation of the average interest rate of the one-day interbank deposits (CDI), calculated and disclosed by CETIP. Basically, the Company carried out swaps of its obligations indexed to the fixed rate, in which it receives interest on the notional amount (long position) and pays 100% of the CDI on the notional amount in reais of the contract date (short position). The notional amount of this swap as of June 30, 2013 is R$345,000. The gains and losses on this contract are directly related to CDI variation. In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

					6/30/2013
			Appreciation (R$)		Fair value (market) (R$)
Counterparties	Transaction maturity	Notional amount	Asset position	Liability position	Amount payable
Itaú BBA	1/3/2016	150,000	147,533	(153,130)	(5,597)
HSBC	2/5/2016 to 3/1/2016	185,000	181,054	(188,982)	(7,928)
Deutsche Bank	1/3/2016	10,000	9,778	(10,170)	(392)
		345,000	338,365	(352,282)	(13,917)

The position of outstanding transactions was recognized in the Company’s liabilities and totals R$13,917 as of June 30, 2013 and its effects were recognized in finance income (costs) as loss totaling R$13,917 as of June 30, 2013.

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•         Sensitivity analysis of interest rate swaps (Fixed rate to CDI)

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of June 30, 2013 amounting to R$13,917 recognized in liabilities. The Company considered the scenarios below for the fixed and CDI interest rates volatility.

						6/30/2013
	Notional amount (US$’000)	Risk	25%	50%	25%	50%
Fixed rate-to-CDI interest rate swap	345,000	Pré	(2,588)	(9,246)	10,730	17,388

•         Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of June 30, 2013 in the consolidated interim financial statements.

		Impact on profit or loss
Changes in interest rates	% p.a	6/30/2013	12/31/2012
TJLP	5.00	8,911	8,409
Libor	0.41	5,548	6,535
CDI	7.72	56,920	49,566

•         Share market price risks

The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale. Equity investments refer to blue chips traded on BM&F BOVESPA. The following table shows the impact of the net changes in the market value of financial instruments classified as available-for-sale on shareholders' equity, in other comprehensive income.

			Consolidated
	Other comprehensive income
	6/30/2013	12/31/2012	Net change
Net change in available-for-sale financial assets	80,667	732,141	(651,474)

The Company considers as probable scenario the amounts recognized at market prices as of June 30, 2013. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of June 30, 2013. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for volatility of the shares.

		Impact on equity
Companies	Probable	25%	50%
Usiminas	77,562	199,711	399,421
Panatlântica	3,105	2,826	5,653
	80,667	202,537	405,074

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•           Liquidity risk

					Consolidated
At June 30, 2013	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,964,691	5,693,037	10,120,752	12,513,828	31,292,308
Derivative financial instruments	83,293	13,917			97,210
Trade payables	1,704,287				1,704,287

At December 31, 2012
Borrowings, financing and debentures	2,200,152	2,838,954	10,248,009	14,150,558	29,437,673
Derivative financial instruments	244,333				244,333
Trade payables	2,025,461				2,025,461

V – Margin deposits

The Company holds margin deposits totaling R$153,514 (R$426,328 as of December 31, 2012); this amount is invested at Deutsche Bank and Credit Suisse as guarantee of the derivative financial instrument contracts, basically swaps between CSN Islands VIII and CSN.

14.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Payables to related parties (Note 18 b and c )	754,388	703,236	7,956,092	7,758,093	1,077,910	889,414	8,025,024	7,905,889
Unrealized losses on derivatives (Note 13 I)	83,293	244,333	13,917		513	686
Dividends payable to Company owners (Note 18 a)	90,698	155,537			90,698	155,537
Dividends payable non-controlling shareholders	3,457	146,081			3,457	146,081
Advances from customers	35,904	31,062			26,979	17,927
Taxes in installments (Note 15)	181,652	166,818	1,082,903	1,085,079	154,098	139,731	922,414	917,602
Profit sharing - employees	5,675	7,771
Other payables	147,051	127,202	137,140	165,877	41,778	33,803	76,626	103,605
	1,302,118	1,582,040	9,190,052	9,009,049	1,395,433	1,383,179	9,024,064	8,927,096

15.   TAXES IN INSTALLMENTS

The information related to taxes in installments did not had significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of June 30, 2013.

The position of the debts arising from these tax installment plans, recorded in taxes in installments in current and non-current liabilities, is as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/12/2012
Federal REFIS (a)	123,211	119,977	970,697	998,668	105,380	102,689	817,080	840,621
Other taxes in installments (b)	58,441	46,841	112,206	86,411	48,718	37,042	105,334	76,981
	181,652	166,818	1,082,903	1,085,079	154,098	139,731	922,414	917,602

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a)      Tax Recovery Program (REFIS)

On November 26, 2009, the Group companies joined the Tax Recovery Programs established by Law 11,941/09 and Provisional Measure 470/2009 (“REFIS”).

As of June 30, 2013 the balance of the excess of the deposits after these offsets was R$86,382 (R$84,392 as of December 31, 2012), recognized in line item Credits with the PGFN/RFB, in other non-current assets.

b)      Other tax installments (regular and other)

The Group companies also joined the Regular social security tax (INSS) installment plan and other plans.

16.   PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

As of June 30, 2013, the information related to judicial deposits and proceedings did not had significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012.

Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated
		6/30/2013		12/31/2012
	Provisioned liabilities	Judicial deposits	Provisioned liabilities	Judicial deposits
Tax	223,800	81,470	178,657	99,400
Social security and labor	268,554	158,527	263,700	156,772
Civil	95,502	29,667	96,705	36,109
Environmental	3,986		7,056
Escrow deposits		8,909		11,350
	591,842	278,573	546,118	303,631
Legal obligations challenged in courts:
Tax
Education salary premium	46,193	46,193	24,077	46,193
Income tax/”Verão” plan	20,892	356,812	20,892	348,969
Other provisions	99,285	15,349	97,157	19,233
	166,370	418,354	142,126	414,395
	758,212	696,927	688,244	718,026

			Parent Company
		6/30/2013		12/31/2012
	Provisioned liabilities	Judicial deposits	Provisioned liabilities	Judicial deposits
Tax	183,182	72,112	152,481	94,419
Social security and labor	225,692	132,121	223,127	131,399
Civil	75,522	26,207	74,134	32,110
Environmental	3,986		7,056
Escrow deposits		5,614		8,280
	488,382	236,054	456,798	266,208
Legal obligations challenged in courts:
Tax
Education salary premium	46,193	46,193	24,077	46,193
Income tax/”Verão” plan	20,892	356,812	20,892	348,969
Other provisions	99,285	15,349	97,157	19,233
	166,370	418,354	142,126	414,395
	654,752	654,408	598,924	680,603

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The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended June 30, 2013 were as follows:

							Consolidated
					Current + non-current
Nature	12/31/2012	Additions	Inflation adjustment	Utilization	6/30/2013	6/30/2013	12/31/2012
Tax	320,783	46,349	26,167	(3,129)	390,170
Social security	43,858		72		43,930
Labor	219,842	29,836	19,463	(44,517)	224,624	224,624	219,842
Civil	96,705	1,649	8,940	(11,792)	95,502	95,502	96,705
Environmental	7,056	1,900	1,186	(6,156)	3,986
	688,244	79,734	55,828	(65,594)	758,212	320,126	316,547

						Parent Company
					Current + non-current		Current
Nature	12/31/2012	Additions	Inflation adjustment	Utilization	6/30/2013	6/30/2013	12/31/2012
Tax	294,607	30,981	23,971	(7)	349,552
Social security	43,288				43,288
Labor	179,839	25,689	14,764	(37,888)	182,404	182,404	179,839
Civil	74,134	1,345	8,060	(8,017)	75,522	75,522	74,134
Environmental	7,056		1,176	(4,246)	3,986
	598,924	58,015	47,971	(50,158)	654,752	257,926	253,973

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, this provision includes tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

The Group is a defendant in other administrative and judicial proceedings (tax, social security, labor, civil, and environmental), in the approximate amount of R$13,593,331, of which R$1,118,089 related to labor and social security lawsuits, R$546,410 to civil lawsuits, and R$76,295 to environmental lawsuits. The assessments made by legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

As for the tax lawsuits these represent R$11,852,537, broken down as follows:

a)      R$1,857,899 refers to the assessment notice issued against the Company for an alleged nonpayment of income tax (IRPJ) and social contribution on net income (CSLL) on profits recognized in the balance sheets of its foreign subsidiaries.

b)      R$6,317,563 refers to the tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its subsidiary NAMISA to a Japanese-Korean consortium, thus failing to determine and pay taxes on the capital gain resulting from this transaction. In May 2013, as per judgment by the Regional Judgment Office of São Paulo – SP (1st administrative level), a favorable decision to the Company was issued, canceling the assessment notice. By this decision, a mandatory appeal was filed, which will be judged by  the Administrative Board of Tax Appeals – CARF.

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c)      R$3,677,075 refers to other tax (federal, state, and municipal) and social security lawsuits.

17.   PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND ASSET DECOMMISSIONING

The information related to provisions for environmental liabilities and asset decommissioning did not had  significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012.

The balance of the provisions for environmental liabilities and asset decommissioning is as follows:

		Consolidated	Parent Company
	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Environmental liability	393,988	383,405	393,988	383,405
Asset decommisioning	22,641	21,292	18,171	17,082
	416,629	404,697	412,159	400,487

18.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information related to related-party transactions did not had significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012.

a)     Transactions with Holding Company

•  Liabilities

Companies	Proposed		Paid
	Dividends	Interest on capital	Dividends	Interest on capital
Vicunha Siderurgia		83,716	143,563	184,268
Rio Iaco		6,982	11,974	15,369
Total at 6/30/2013		90,698	155,537	199,637
Total at 12/31/2012	155,537	155,537	622,164

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b)     Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•  Assets

						Consolidated
Companies	Trade receivables	Loans	Dividends receivable	Actuarial asset	Other	Total

Joint controlled entities
Nacional Minérios S.A.	87,055	345,769	686,949		3,707	1,123,480
MRS Logística S.A.	88		57,002			57,090
CBSI - Companhia Brasileira de Serviços e Infraestrutura					15,962	15,962
CGPAR Construção Pesada S.A.					11,795	11,795
	87,143	345,769	743,951		31,464	1,208,327
Other related parties
CBS Previdência				93,546		93,546
Fundação CSN	1,829	920				2,749
Banco Fibra					40	40
Usiminas	1,506					1,506
Panatlântica	41,547					41,547
	44,882	920		93,546	40	139,388
Associates
Arvedi Metalfer do Brasil S.A.		12,249				12,249
Total at 6/30/2013	132,025	358,938	743,951	93,546	31,504	1,359,964
Total at 12/31/2012	227,021	320,810	955,869	93,546	30,147	1,627,393

									Parent Company
Companies	Trade receivables	Loans	Dividends receivable	Actuarial asset	Advance for future capital increase	Short-term and other investments	Derivative financial instruments		Total
								Other

Subsidiaries
CSN Islands VIII Corp.							80,446		80,446
Sepetiba Tecon S.A.			16,701						16,701
Mineração Nacional S.A.			140						140
Florestal Nacional S.A.		187,903			8,314				196,217
Estanho de Rondônia S.A.			4,688		850				5,538
Cia Metalic Nordeste					220				220
Companhia Metalúrgica Prada	232,724				52,936				285,660
CSN Cimentos S.A.	601								601
Transnordestina Logística S.A.	25	487,942			7,380				495,347
CSN Europe Lda.	10,873								10,873
CSN Portugal, Unipessoal Lda.	24,140								24,140
CSN Handel GmbH	171,005								171,005
Companhia Brasileira de Latas	20,031							100,140	120,171
	459,399	675,845	21,529		69,700		80,446	100,140	1,407,059
Joint controlled entities
Nacional Minérios S.A.	87,055		686,949					3,707	777,711
MRS Logística S.A.	88		57,002						57,090
CBSI - Companhia Brasileira de Serviços e Infraestrutura								15,546	15,546
CGPAR Contrução Pesada S.A.								23,590	23,590
	87,143		743,951					42,843	873,937
Other related parties
CBS Previdência				93,546					93,546
Fundação CSN	1,829	920							2,749
Banco Fibra								40	40
Usiminas	1,506								1,506
Panatlântica	41,547								41,547
	44,882	920		93,546				40	139,388
Associates
Arvedi Metalfer do Brasil S.A.		12,249							12,249
Fundos Exlusivos
Diplic, Mugen e Vértice						337,088			337,088
Total at 6/30/2013	591,424	689,014	765,480	93,546	69,700	337,088	80,446	143,023	2,769,721
Total at 12/31/2012	552,744	398,527	985,973	93,546	134,858	1,008,151	237,525	108,417	3,519,741

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•  Liabilities

						Consolidated
Companies	Other payables		Loans	Trade payables	Actuarial liability	Total
	Accounts payable	Advances from customers
Joint controlled entities
Nacional Minérios S.A.	12,627	8,681,702	75,476	30		8,769,835
MRS Logística S.A.	15,977			462		16,439
CBSI - Companhia Brasileira de Serviços e Infraestrutura				7,086		7,086
CGPAR Construção Pesada S.A.				6		6
	28,604	8,681,702	75,476	7,584		8,793,366
Other related parties
CBS Previdência					17,939	17,939
Fundação CSN	174					174
	174				17,939	18,113
Total at 6/30/2013	28,778	8,681,702	75,476	7,584	17,939	8,811,479
Total at 12/31/2012	25,010	8,436,319	71,506	10,154	17,939	8,560,928

								Parent Company
Companies	Borrowings and financing			Other payables		Trade payables	Actuarial liability	Total
	Prepayment	Fixed rate notes and intercompany bonds	Intercompany loans	Accounts payable	Advances from customers

Subsidiaries
CSN Islands VIII Corp.		1,323,000						1,323,000
Estanho Rondônia S.A.						10,961		10,961
Companhia Metalúrgica Prada				198		15,309		15,507
CSN Cimentos S.A.				392,256		147		392,403
Congonhas Minérios S.A.			1,360,438					1,360,438
CSN Europe Lda.			72,753					72,753
CSN Ibéria Lda.			55,264					55,264
CSN Portugal, Unipessoal Lda.	184,756							184,756
CSN Resources S.A.	2,308,922	2,319,973	666,089					5,294,984
Other(*)						2,142		2,142
	2,493,678	3,642,973	2,154,544	392,454		28,559		8,712,208
Joint controlled entities
Nacional Minérios S.A.				12,627	8,681,702	30		8,694,359
MRS Logística S.A.				15,977		462		16,439
CBSI - Companhia Brasileira de Serviços e Infraestrutura						6,525		6,525
CGPAR - Contrução Pesada S.A.						13		13
Other related parties				28,604	8,681,702	7,030		8,717,336
CBS Previdência							17,904	17,904
Fundação CSN				174				174
				174			17,904	18,078
Total at 6/30/2013	2,493,678	3,642,973	2,154,544	421,232	8,681,702	35,589	17,904	17,447,622
Total at 12/31/2012	2,339,776	3,545,340	2,105,348	358,931	8,436,319	39,364	17,904	16,842,982

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•  Profit or loss

							Consolidated
Companies	Revenues			Expenses
	Sales	Interest	Total	Purchases	Interest	Expenses on pension fund	Total
Joint controlled entities
Nacional Minérios S.A.	169,690		169,690	14,403	205,001		219,404
MRS Logística S.A.				230,273			230,273
CBSI - Companhia Brasileira de Serviços e Infraestrutura				52,391			52,391
CGPAR - Contrução Pesada S.A.				36,885			36,885
	169,690		169,690	333,952	205,001		538,953
Other related parties
Fundação CSN		48	48	232			232
Usiminas	20,702		20,702	878			878
Panatlântica	224,180		224,180
Ibis Participações e Serviços				4,940			4,940
Companhia de Gás do Ceará				1,035			1,035
	244,882	48	244,930	7,085			7,085
Associates
Arvedi Metalfer do Brasil S.A.		362	362
Total at 6/30/2013	414,572	410	414,982	341,037	205,001		546,038
Total at 6/30/2012	779,762		779,762	198,591	197,599	5,218	401,408

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									Parent Company
Companies	Revenues				Expenses
	Sales	Interest	Exchange differences	Total	Purchases / other expenses	Interest	Exchange differences	Expenses on pension fund	Total

Subsidiaries
CSN Islands VIII Corp.						37,267	95,113		132,380
CSN Portugal, Unipessoal Lda.						5,728	11,498		17,226
CSN Europe Lda.		39		39			4,944		4,944
CSN Resources S.A.						130,171	404,771		534,942
CSN Handel GmbH	1,045,373			1,045,373			1,060		1,060
CSN Ibéria Lda.						672	4,289		4,961
Companhia Metalúrgica Prada	528,574			528,574	61,295				61,295
CSN Cimentos S.A.	71,617			71,617	1,841	11,262			13,103
Companhia Metalic Nordeste	31,887			31,887	623				623
Estanho de Rondônia S.A.					18,592				18,592
Florestal Nacional S.A.		6,308		6,308
Sepetiba Tecon S.A.	1,363			1,363	354				354
Congonhas Minérios S.A.						55,165			55,165
Transnordestina Logística S.A.		12,167		12,167
CSN Energia S.A.					111,146				111,146
Companhia Brasileira de Latas	44,483			44,483	1,145				1,145
	1,723,297	18,514		1,741,811	194,996	240,265	521,675		956,936
Joint controlled entities
Nacional Minérios S.A.	169,690			169,690	14,403	512,502			526,905
MRS Logística S.A.					230,273				230,273
CBSI - Companhia Brasileira de Serviços e Infraestrutura					52,391				52,391
CGPAR - Contrução Pesada S.A.					73,769				73,769
	169,690			169,690	370,836	512,502			883,338
Other related parties
Fundação CSN		48		48	232				232
Usiminas	20,702			20,702	878				878
Panatlântica	224,180			224,180
Ibis Participações e Serviços					4,940				4,940
	244,882	48		244,930	6,050				6,050
Associates
Arvedi Metalfer do Brasil S.A.		362		362
Exclusive funds
Diplic, Mugen e Vértice		5,794		5,794
Total at 6/30/2013	2,137,869	24,718		2,162,587	571,882	752,767	521,675		1,846,324
Total at 6/30/2012	1,977,471	63,484	93,793	2,134,748	369,111	723,160	818,042	5,218	1,915,531

c)     Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and the executive officers. The following is information on the compensation of such personnel and the related balances as of June 30, 2013.

	6/30/2013	6/30/2012
	Profit or loss
Short-term benefits for employees and officers	18,586	17,210
Post-employment benefits	33	27
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	18,619	17,237

n/a – not applicable

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d)     Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions contained in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are preserved, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

The Board of Directors, considering the decision made on March 28, 2013, which approved the payment of R$560,000 as interest on capital, of which R$453,000 has already been paid, approved, on July 3, 2013, the payment of the balance of such interest on capital, amounting to R$107,000.

19.   SHAREHOLDERS' EQUITY

i. Paid-in capital

Fully subscribed and paid-in capital as of June 30, 2013 and December 31, 2012 is R$4,540,000 represented by 1,457,970,108 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

ii. Authorized capital

The Company’s bylaws in effect as of June 30, 2013 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

iii. Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article  193 of Law 6,404/76, up to the ceiling of 20% of share capital.

iv. Treasury shares

As of June 30, 2013, the Company did not have any treasury shares.

v. Ownership structure

As of June 30, 2013, the Company’s ownership structure was as follows:

		6/30/2013		12/31/2012
	Number of common shares	% of total shares	Number of common shares	% of total shares
Vicunha Siderurgia S.A.	697,719,990	47.86%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	12,788,231	0.88%
BNDES Participações S.A. - BNDESPAR	27,509,316	1.89%	27,509,316	1.89%
NYSE (ADRs)	325,554,150	22.33%	342,997,950	23.53%
BM&FBovespa	336,204,918	23.05%	318,761,118	21.85%
	1,457,970,108	100.00%	1,457,970,108	100.00%

(*) Rio Iaco Participação S. A. is a company part of the control group.

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20.   NET SALES REVENUE

Net sales revenue is comprised as follows:

				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Gross revenue
Domestic market	7,029,166	6,317,622	3,649,144	2,984,030
Foreign market	2,363,770	2,219,028	1,294,583	1,310,962
	9,392,936	8,536,650	4,943,727	4,294,992
Deductions
Cancelled sales and discounts	(92,326)	(163,395)	(44,824)	(77,649)
Taxes levied on sales	(1,598,425)	(1,369,959)	(838,701)	(649,531)
	(1,690,751)	(1,533,354)	(883,525)	(727,180)
Net revenue	7,702,185	7,003,296	4,060,202	3,567,812

				Parent Company
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Gross revenue
Domestic market	6,508,128	5,840,180	3,383,154	2,919,153
Foreign market	1,164,347	522,826	702,685	300,621
	7,672,475	6,363,006	4,085,839	3,219,774
Deductions
Cancelled sales and discounts	(90,231)	(167,329)	(44,299)	(76,442)
Taxes levied on sales	(1,440,944)	(1,229,773)	(753,455)	(586,884)
	(1,531,175)	(1,397,102)	(797,754)	(663,326)
Net revenue	6,141,300	4,965,904	3,288,085	2,556,448

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21.   EXPENSES BY NATURE

				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Raw materials and inputs	(2,818,281)	(2,511,977)	(1,445,838)	(1,307,579)
Labor cost	(769,556)	(686,946)	(406,927)	(373,962)
Supplies	(544,105)	(476,347)	(287,990)	(232,629)
Maintenance cost (services and materials)	(600,719)	(492,842)	(298,639)	(251,581)
Outsourcing services	(1,023,600)	(658,424)	(531,607)	(358,469)
Depreciation, amortization and depletion (Note 10 b)	(550,544)	(512,095)	(263,308)	(260,651)
Other (*)	(255,665)	(284,911)	(165,748)	(175,344)
	(6,562,470)	(5,623,542)	(3,400,057)	(2,960,215)

Classified as:
Cost of sales (Note 24)	(5,871,799)	(5,111,016)	(3,020,222)	(2,686,708)
Selling expenses (Note 24)	(457,624)	(282,030)	(256,374)	(149,685)
General and administrative expenses (Note 24)	(233,047)	(230,496)	(123,461)	(123,822)
	(6,562,470)	(5,623,542)	(3,400,057)	(2,960,215)

			Parent Company
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Raw materials and inputs	(1,948,564)	(1,623,473)	(1,033,983)	(781,934)
Labor cost	(606,997)	(514,728)	(321,121)	(268,898)
Supplies	(519,886)	(445,821)	(276,018)	(218,124)
Maintenance cost (services and materials)	(575,734)	(473,771)	(287,569)	(242,783)
Outsourcing services	(667,866)	(427,945)	(341,446)	(225,236)
Depreciation, amortization and depletion (Note 10 b)	(452,683)	(443,490)	(222,853)	(224,887)
Other (*)	(252,633)	(217,127)	(150,701)	(151,784)
	(5,024,363)	(4,146,355)	(2,633,691)	(2,113,646)

Classified as:
Cost of sales (Note 24)	(4,621,746)	(3,831,525)	(2,416,470)	(1,944,371)
Selling expenses (Note 24)	(239,424)	(147,297)	(130,157)	(79,093)
General and administrative expenses (Note 24)	(163,193)	(167,533)	(87,064)	(90,182)
	(5,024,363)	(4,146,355)	(2,633,691)	(2,113,646)

(*) Included increase/reduction in finished goods and work in process.

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22.   OTHER OPERATING INCOME (EXPENSES)

				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Other operating income
Untimely PIS / COFINS / ICMS credits	404	15,689	404	15,689
Lawsuit indemnities/wins	4,651	18,508	4,041	18,051
Rentals and leases	402	1,712	202	856
Reversal of provisions	1,179	1,171	1,179
Other income	18,570	7,316	15,124	4,330
	25,206	44,396	20,950	38,926
Other operating expenses
Taxes and fees	(16,419)	(47,554)	(12,216)	(40,466)
Provision for tax, social security, labor, civil and environmental for contingencies, net of reversals	(91,029)	(188,834)	(73,089)	(164,997)
Contractual nondeductible fines	(17,138)	(54,666)	(7,080)	(47,812)
Depreciation of unused equipment (Note 10 b)	(28,945)	(6,399)	(21,908)	(3,180)
Residual value of writen-off long-lived assets (Note 10)	(25,835)	(231)	(24,003)	563
Inventory impairment losses/reversals (Note 6)	16,693	(17,992)	16,302	(11,084)
Expenses on studies and project engineering	(24,890)	(26,966)	(8,352)	(13,359)
Pension plan expenses		(5,256)		12,133
Healthcare plan expenses	(21,726)	(17,054)	(13,967)	(9,268)
Impairment of available-for-sale security	(5,002)	(2,022,793)	(5,002)	(2,022,793)
Amortization of purchase price allocation - business combination	(14,178)		(7,213)
Other expenses	(36,282)	(39,161)	(9,323)	(12,395)
	(264,751)	(2,426,906)	(165,851)	(2,312,658)
Other operating income (expenses), net	(239,545)	(2,382,510)	(144,901)	(2,273,732)

			Parent Company
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Other operating income
Untimely PIS / COFINS / ICMS credits	404	8,652	404	8,652
Lawsuit indemnities/wins	1,742	18,469	1,204	18,009
Rentals and leases	402	1,712	202	856
Reversal of provisions		38,761		13,750
Other income	2,661	3,580	(119)	1,978
	5,209	71,174	1,691	43,245
Other operating expenses
Taxes and fees	(17,188)	(5,835)	(14,491)	(5,835)
Provision for tax, social security, labor, civil and environmental for contingencies, net of reversals	(90,655)	(171,772)	(70,918)	(155,069)
Contractual nondeductible fines	(13,412)	(59,189)	(3,523)	(50,390)
Depreciation of unused equipment (Note 10 b)	(14,149)	(5,733)	(7,364)	(2,751)
Residual value of writen-off long-lived assets (Note 10)	(7,262)	(94)	(7,262)	(94)
Inventory impairment losses/reversals (Note 6)	14,817	(16,643)	14,817	(10,128)
Expenses on studies and project engineering	(24,421)	(25,962)	(8,091)	(12,994)
Pension plan expenses		(5,218)		11,025
Healthcare plan expenses	(21,737)	(17,043)	(13,978)	(9,267)
Impairment of available-for-sale security	(3,369)	(1,245,024)	(3,369)	(1,245,024)
Other expenses	(45,309)	(20,967)	(29,979)	2,647
	(222,685)	(1,573,480)	(144,158)	(1,477,880)
Other operating income (expenses), net	(217,476)	(1,502,306)	(142,467)	(1,434,635)

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23.   FINANCE INCOME (COSTS)

				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Finance income
Related parties (Note 18 b)	410		349
Income from short-term investments	57,839	105,005	29,547	51,357
Other income	39,853	70,702	30,386	26,985
	98,102	175,707	60,282	78,342
Finance costs
Borrowings and financing - foreign currency	(358,958)	(328,145)	(192,273)	(178,059)
Borrowings and financing - local currency	(690,231)	(831,834)	(361,871)	(394,527)
Related parties (Note 18 b)	(205,001)	(197,599)	(103,300)	(99,175)
Capitalized interest (Notes 10 and 29)	241,882	202,807	125,108	100,281
Losses on derivatives (*)	(16,211)	(5,907)	(13,848)	(2,388)
Interest, fines and late payment charges	(23,775)	(90,439)	(17,367)	(43,222)
Other finance costs	(65,747)	(86,506)	(18,072)	(49,510)
	(1,118,041)	(1,337,623)	(581,623)	(666,600)
Inflation adjustment and exchange gains (losses), net
Inflation adjustments	(33,821)	(50,672)	(10,689)	(41,313)
Exchange differences	61,379	105,517	75,165	142,888
Exchange gains (losses) on derivatives (*)	7,279	13,397	(954)	31,673
	34,837	68,242	63,522	133,248

Finance income (costs), net	(985,102)	(1,093,674)	(457,819)	(455,010)

(*) Statement of gains and losses on derivative transactions
Dollar to real swap	1,038	7,783	1,671	19,315
Euro to dollar swap	2,025	5,854	(3,371)	11,277
Yen to dollar swap	(60)	283	(52)	311
Dollar to euro swap	4,276	(523)	798	770
	7,279	13,397	(954)	31,673
Libor to CDI swap	(2,294)	(5,907)	(1,097)	(2,388)
Fixed rate to CDI swap	(13,917)		(12,751)
	(16,211)	(5,907)	(13,848)	(2,388)
	(8,932)	7,490	(14,802)	29,285

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			Parent Companny
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Finance income
Related parties (Note 18 b)	24,718	63,484	4,637	57,964
Income from short-term investments	4,932	12,367	2,646	6,279
Other income	40,970	47,345	38,304	12,166
	70,620	123,196	45,587	76,409
Finance costs
Borrowings and financing - foreign currency	(34,686)	(38,185)	(18,112)	(16,456)
Borrowings and financing - local currency	(530,981)	(644,037)	(279,769)	(304,186)
Related parties (Note 18 b)	(752,767)	(723,160)	(386,594)	(368,915)
Capitalized interest (Notes 10 and 29)	145,836	135,711	74,516	68,700
Losses on derivatives (*)	(2,294)	(5,907)	(1,097)	(2,388)
Interest, fines and late payment charges	(40,852)	(86,522)	(35,995)	(41,469)
Other finance costs	(45,597)	(80,721)	(7,805)	(53,445)
	(1,261,341)	(1,442,821)	(654,856)	(718,159)

Inflation adjustment and exchange gains (losses), net
Inflation adjustments	(31,627)	(5,648)	(21,732)	(8,369)
Exchange differences	(557,630)	(350,421)	(683,738)	(524,346)
Exchange gains (losses) on derivatives (*)
	(589,257)	(356,069)	(705,470)	(532,715)

	(1,779,978)	(1,675,694)	(1,314,739)	(1,174,465)

(*) Statement of gains and losses on derivative transactions
Libor to CDI swap	(2,294)	(5,907)	(1,097)	(2,388)
	(2,294)	(5,907)	(1,097)	(2,388)
	(2,294)	(5,907)	(1,097)	(2,388)

24.   SEGMENT INFORMATION

The information related to segment information did not had changes in relation to that disclosed in the Company's financial statements as of December 31, 2012. and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of June 30, 2013.

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

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						Six-month period ended
								6/30/2013
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Metric tons (thou.) - (not reviewed) (*)	3,137,447	8,121,254				979,294
Net revenues
Domestic market	4,801,768	155,199	82,495	488,336	99,934	202,961	(455,858)	5,374,835
Foreign market	1,292,513	1,575,316					(540,479)	2,327,350
Total net revenue (Note 20)	6,094,281	1,730,515	82,495	488,336	99,934	202,961	(996,337)	7,702,185
Cost of sales and services (Note 21)	(4,983,000)	(1,055,100)	(42,757)	(348,489)	(74,521)	(137,111)	769,179	(5,871,799)
Gross profit	1,111,281	675,415	39,738	139,847	25,413	65,850	(227,158)	1,830,386
Selling and administrative expenses (Note 21)	(337,659)	(54,316)	(10,233)	(46,493)	(9,966)	(33,354)	(198,650)	(690,671)
Depreciation (Note 10 b)	372,574	103,698	3,548	66,858	8,523	15,386	(20,043)	550,544
Proportional EBITDA of jointly controlled entities							306,419	306,419
Adjusted EBITDA	1,146,196	724,797	33,053	160,212	23,970	47,882	(139,432)	1,996,678

								6/30/2013
Sales by geographic area	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Asia	12,202	1,254,436						1,266,638
North America	310,184							310,184
Latin America	73,844							73,844
Europe	882,379	320,880						1,203,259
Other	13,904						(540,479)	(526,575)
Foreign market	1,292,513	1,575,316					(540,479)	2,327,350
Domestic market	4,801,768	155,199	82,495	488,336	99,934	202,961	(455,858)	5,374,835
TOTAL	6,094,281	1,730,515	82,495	488,336	99,934	202,961	(996,337)	7,702,185

						Three-month period ended
								6/30/2013
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
Profit or loss			Ports	Railroad
Metric tons (thou.) - (not reviewed) (*)	1,587,049	4,862,694				523,503
Net revenues
Domestic market	2,488,366	67,859	43,008	263,264	53,327	105,084	(238,053)	2,782,855
Foreign market	658,606	915,905					(297,164)	1,277,347
Total net revenue (Note 20)	3,146,972	983,764	43,008	263,264	53,327	105,084	(535,217)	4,060,202
Cost of sales and services (Note 21)	(2,527,236)	(601,109)	(21,976)	(177,935)	(33,708)	(69,682)	411,424	(3,020,222)
Gross profit	619,736	382,655	21,032	85,329	19,619	35,402	(123,793)	1,039,980
Selling and administrative expenses (Note 21)	(179,770)	(37,104)	(4,711)	(24,260)	(4,985)	(19,277)	(109,728)	(379,835)
Depreciation (Note 10 b)	178,642	52,794	1,800	36,088	4,264	7,887	(18,167)	263,308
Proportional EBITDA of jointly controlled entities							171,301	171,301
Adjusted EBITDA	618,608	398,345	18,121	97,157	18,898	24,012	(80,387)	1,094,754

								6/30/2013
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Sales by geographic area
Asia	3,546	770,303						773,849
North America	161,510							161,510
Latin America	43,313							43,313
Europe	447,598	145,602						593,200
Other	2,639						(297,164)	(294,525)
Foreign market	658,606	915,905					(297,164)	1,277,347
Domestic market	2,488,366	67,859	43,008	263,264	53,327	105,084	(238,053)	2,782,855
TOTAL	3,146,972	983,764	43,008	263,264	53,327	105,084	(535,217)	4,060,202

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						Six-month period ended
Profit or loss								6/30/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Metric tons (thou.) - (not reviewed) (*)	2,739,554	9,729,429				930,696
Net revenues
Domestic market	3,902,972	330,419	67,879	511,149	112,244	180,737	(296,901)	4,808,499
Foreign market	1,147,675	1,916,866					(869,744)	2,194,797
Total net revenue (Note 20)	5,050,647	2,247,285	67,879	511,149	112,244	180,737	(1,166,645)	7,003,296
Cost of sales and services (Note 21)	(4,239,660)	(1,109,549)	(40,380)	(358,158)	(65,641)	(144,130)	846,502	(5,111,016)
Gross profit	810,987	1,137,736	27,499	152,991	46,603	36,607	(320,143)	1,892,280
Selling and administrative expenses (Note 21)	(251,811)	(34,642)	(10,025)	(45,741)	(10,990)	(36,414)	(122,903)	(512,526)
Depreciation (Note 10 b)	377,659	93,178	3,205	68,919	8,721	13,324	(52,911)	512,095
Proportional EBITDA of jointly controlled entities							341,748	341,748
Adjusted EBITDA	936,835	1,196,272	20,679	176,169	44,334	13,517	(154,209)	2,233,597

								6/30/2012
Sales by geographic area	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Asia	5,283	1,402,864						1,408,147
North America	302,780							302,780
Latin America	96,833							96,833
Europe	733,963	514,002						1,247,965
Other	8,816						(869,744)	(860,928)
Foreign market	1,147,675	1,916,866					(869,744)	2,194,797
Domestic market	3,902,972	330,419	67,879	511,149	112,244	180,737	(296,901)	4,808,499
TOTAL	5,050,647	2,247,285	67,879	511,149	112,244	180,737	(1,166,645)	7,003,296

						Three-month period ended
								6/30/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
Profit or loss			Ports	Railroad
Metric tons (thou.) - (not reviewed) (*)	1.412.311	4,513,599				464,954
Net revenues
Domestic market	1,967,516	186,887	35,264	262,881	57,496	93,987	(146,915)	2,457,116
Foreign market	683,997	929,666					(502,967)	1,110,696
Total net revenue (Note 20)	2,651,513	1,116,553	35,264	262,881	57,496	93,987	(649,882)	3,567,812
Cost of sales and services (Note 21)	(2,233,949)	(535,370)	(20,288)	(183,108)	(33,297)	(78,741)	398,045	(2,686,708)
Gross profit	417,564	581,183	14,976	79,773	24,199	15,246	(251,837)	881,104
Selling and administrative expenses (Note 21)	(136,176)	(21,413)	(5,012)	(24,095)	(5,415)	(17,564)	(63,832)	(273,507)
Depreciation (Note 10 b)	189,617	46,856	1,662	32,785	4,343	7,972	(22,584)	260,651
Proportional EBITDA of jointly controlled entities							251,850	251,850
Adjusted EBITDA	471,005	606,626	11,626	88,463	23,127	5,654	(86,403)	1,120,098

								6/30/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Sales by geographic area
Asia	5,283	655,614						660,897
North America	172,070							172,070
Latin America	62,301							62,301
Europe	440,510	274,052						714,562
Other	3,833						(502,967)	(499,134)
Foreign market	683,997	929,666					(502,967)	1,110,696
Domestic market	1,967,516	186,887	35,264	262,881	57,496	93,987	(146,915)	2,457,116
TOTAL	2,651,513	1,116,553	35,264	262,881	57,496	93,987	(649,882)	3,567,812

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

Adjusted EBITDA is the tool based on which the chief operating decision maker measures segment performance and the capacity to generate recurring operating cash, and consists of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, share of profits of investments, and other operating income (expenses). Even though it is an indicator used in segment performance measurements, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities. As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

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				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Profit for the period	518,202	(955,806)	501,886	(1,048,441)
Depreciation (Note 10 b)	550,544	512,095	263,308	260,651
Income tax and social contribution (Note 8)	(303,854)	(732,736)	(161,876)	(700,608)
Finance income (Note 23)	985,102	1,093,674	457,819	455,010
EBITDA	1,749,994	(82,773)	1,061,137	(1,033,388)
Other operating income (expenses) (Note 22)	239,545	2,382,510	144,901	2,273,732
Share of profits (losses) of investees	(299,280)	(407,888)	(282,585)	(372,096)
Proportional EBITDA of jointly controlled entities	306,419	341,748	171,301	251,850
Adjusted EBITDA (*)	1,996,678	2,233,597	1,094,754	1,120,098

(*) The Company discloses its adjusted EBITDA net of its share of profits of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

25.   EARNINGS PER SHARE (EPS)

Basic earnings per share:

Basic earnings per share have been calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
	Common shares		Common shares
Profit for the period
Attributed to owners of the Company	521,795	(921,666)	494,469	(1,032,360)
Weighted average number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and diluted EPS	0.35789	(0.63216)	0.33915	(0.70808)

				Parent Company
	Six-month period ended		Three-month period ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
	Common shares		Common shares
Profit for the period
Attributed to owners of the Company	521,795	(921,666)	494,469	(1,032,360)
Weighted average number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and diluted EPS	0.35789	(0.63216)	0.33915	(0.70808)

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26.   GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

	Currency	Maturities	Loans		Tax foreclosure		Other		Total
			6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Transnordestina	R$	Up to 5/08/2028 and indefinite	2,018,543	1,626,509	20,600	1,800	167,216	4,866	2,206,359	1,633,175

CSN Cimentos	R$	Up to 11/18/2014 and indefinite			26,423	25,403	42,397	42,397	68,820	67,800

Prada	R$	Up to 2/07/2014 and indefinite			10,133	10,133	21,616	21,616	31,749	31,749

Itá Energética	R$	9/15/2013		7,326						7,326

CSN Energia	R$	Up to 12/30/2012 and indefinite			4,192	4,192			4,192	4,192

Congonhas Minérios	R$	5/21/2018	2,000,000	2,000,000					2,000,000	2,000,000

Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003

Total in R$			4,019,546	3,634,838	61,348	41,528	231,229	68,879	4,312,123	3,745,245

CSN Islands VIII	US$	12/16/2013	550,000	550,000					550,000	550,000

CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000

CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Sepetiba Tecon	US$	3/15/2014	22,216						22,216

Total in US$			3,922,216	3,900,000					3,922,216	3,900,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Total in EUR			120,000	120,000					120,000	120,000
Total in R$			9,035,986	8,218,991					9,035,986	8,218,991
			13,055,532	11,853,829	61,348	41,528	231,229	68,879	13,348,109	11,964,236

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27.   COMMITMENTS

a.      Take-or-pay contracts

As of June 30, 2013, the Company was a party to take-or-pay contracts as shown in the following table:

			Payments in the period
Concessionaire	Type of service	Agreement terms and conditions	2012	2013	2013	2014	2015	2016	After 2016	Total
MRS Logística	Iron ore transportation	Contractual clause providing for guaranteed revenue on railway freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	65,430	57,898	52,619	105,238	105,238	52,619		315,714

MRS Logística	Steel products transportation	Transportation of at least 80% of annual volume agreed with MRS.	34,196	33,594	32,758	65,516	65,516	27,298		191,088

MRS Logística	Iron ore, coal and coke transportation	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	269	52,461	66,385	132,770	132,770	132,770	1,316,637	1,781,332

FCA	Mining products transportation	Transportation of at least 1,900,000 metric tons per year.	412	795	34,909					34,909

FCA	FCA railway transportation of clinker to CSN Cimentos	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.	2,568	714	13,650	27,300	27,300	27,300	91,001	186,551

(*) ALL	Railway transportation of steel products	Rail transportation of at least, 20,000 metric tons of steel products monthly, which can vary 10% up or down, originated at the Água Branca Terminal in São Paulo for CSN PR in Araucária, State of Paraná.	6,084	3,097

White Martins	Supply of gas (oxygen, nitrogen and argon)	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.	49,908	22,632	27,377	54,754	54,754	54,754		191,639

CEG Rio	Supply of natural gas	CSN undertakes to buy at least 70% of the monthly natural gas volume.	236,130	176,528	286,305					286,305

Vale S.A	Supply of iron ore pellets	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	211,151	155,529	70,691	94,225				164,916

Compagás	Supply of natural gas	CSN undertakes to buy at least 80% of the monthly natural gas volume contracted with Compagás.	9,430	7,577	8,073	16,147	16,147	16,147	129,175	185,689

COPEL	Power supply	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.		4,032	1,426	8,553	8,553	8,553	37,063	64,148

K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	3,940	3,890	3,537	7,074	7,074	7,074	51,285	76,044

Harsco Metals	Processing of slag generated during pig iron and steel production	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	20,185	19,402	15,000	15,000				30,000

Siemens	Manufacturing, repair, recovery and production of ingot casting machine units	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produced steel plates.	23,432	18,875	2,803					2,803
(*) in renegotiation phase
			663,135	557,024	615,533	526,577	417,352	326,515	1,625,161	3,511,138

b.      Concession agreements

Minimum future payments related to government concessions as of June 30, 2013 fall due according to the schedule set out in the following table:

Company
Concession	Type of service	2013	2014	2015	2016	After 2016	Total
MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	43,223	86,446	86,446	86,446	799,626	1,102,187

Transnordestina	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	3,485	6,970	6,970	6,970	72,609	97,004

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renewable for another 25 years.	122,246	185,771	185,771	185,771	1,114,626	1,794,185

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	11,919	23,838	23,838	23,838	214,546	297,979

		180,873	303,025	303,025	303,025	2,201,407	3,291,355

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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28.   INSURANCE

In 2012, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from June 30, 2013 to June 30, 2014. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$500,000,000 and covers the following units and subsidiaries of the Company:  Usina Presidente Vargas, Mineração Casa de Pedra, CSN Paraná, CSN Porto Real, Terminal de Cargas Tecar, Terminal Tecon and Namisa. CSN takes responsibility for a range of retention of US$300,000,000 in excess of the deductibles for property damages and loss of profits. The other units are insured under named risks policies.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of interim financial statements and, accordingly, were not reviewed by our independent auditors.

29.   ADDITIONAL INFORMATION TO CASH FLOWS

		Consolidated	Parent Company
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Income tax and social contribution paid	16,842	90,984
Increase of PP&E with interest capitalization	241,882	202,807	145,836	135,711
	258,724	293,791	145,836	135,711

30.   EVENTS AFTER THE REPORTING PERIOD

On August 6, 2013, the Board of Directors approved the payment to the shareholders of interest on capital and/or interim dividends, amounting to R$300,000. This amount to be paid on a date to be defined by management represents an advance of the mandatory minimum dividend for the year 2013. The shareholders enrolled with the depository institution Banco Itaú S.A. on 8/07/2013 are entitled to such payment.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“the Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended June 30, 2013, which comprises the balance sheet as of June 30, 2013 and the related statements of income, and of comprehensive income, for the three and six-months periods then ended and of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) – Interim Financial Information and of the consolidated interim financial information in accordance with pronouncement CPC 21 (R1) and with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

Emphasis of matter

Restatement of corresponding amounts

As referred to in note 3 to the financial statements, due to the change in accounting policy related to application of the following accounting pronouncements: (i) IFRS 10 Consolidated Financial Statements, equivalent to CPC 36 (R3) - “Demonstrações Consolidadas”; (ii) IFRS 11 Joint Arrangements, equivalent to CPC 19 (R2) - "Negócios em Conjunto", the individual and consolidated corresponding figures relating to the balance sheet as of December 31, 2012, and the related interim financial information relating to income statement, comprehensive income, changes in equity, cash flows and value added (supplemental information) for the six months ended June 30, 2012, presented for comparative purposes, have been adjusted and are restated as required by CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors and CPC 26 (R1) - Presentation of Financial Statements. Our conclusion is not qualified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (DVA), for the six-month period ended June 30, 2013, prepared under the responsibility of the Company's Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR), and considered as supplemental information for International Financial Reporting Standards – IFRS, which do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 06, 2013

DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 19, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.